UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

ReelView Fishing, Inc.

Legal status of Issuer:

> ***Form:***

> Corporation

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> May 18, 2020

Physical Address of Issuer:

14 Devens Road, Swampscott, MA 01907, United States

Website of Issuer:

www.reelviewfishing.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

ReelView Fishing CF Investors SPV, LLC

Legal status of Co-Issuer:

> ***Form:***

> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

Date of Organization:

December 20, 2024

Physical Address of Co-Issuer:

14 Devens Road, Swampscott, MA 01907

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $28,000 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Non-Voting Common Stock

Target Number of Securities to be Offered:

5,248

Price (or Method for Determining Price):

$1.85

Target Offering Amount:

$10,000.06

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,461,059.42

Deadline to reach the Target Offering Amount:

April 25, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$1,616,774	$659,512
Cash & Cash Equivalents	$1,369,454	$659,512
Accounts Receivable	$0	$0
Current Liabilities	$4,471	$44,379
Long-Term Liabilities	$65,756	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,592,128)	$(184,223)

*Reflects the financial results for the Crowdfunding Issuer, ReelView Fishing, Inc. <u>Exhibit H</u>, attached hereto and made a part hereof, also includes the audited inception financials for the Co-Issuer, which was formed on December 20, 2024.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Fifth Amended and Restated Certificate of Incorporation
Exhibit F: Bylaws
Exhibit G: Second Amended and Restated Stockholders Agreement, including Instrument of Adherence
Exhibit H: Financial Statements
Exhibit I: Video Transcript
Exhibit J: License Agreement between the Company and TSL Cables, Inc.
Exhibit K: Resource Sharing Agreement between the Company and TSL Cables, Inc.

Offering Statement (<u>Exhibit A</u>)
January 31, 2025

ReelView Fishing, Inc.

SPV Interests Representing
Up to $4,461,059.42 of Non-Voting Common Stock

ReelView Fishing, Inc. ("**ReelView**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.06 (the "**Target Offering Amount**") and up to a maximum amount of $4,461,059.42 (the "**Maximum Offering Amount**") of Non-Voting Common Stock (the "**Securities**") "), at a purchase price of $1.85 per share of Non-Voting Common Stock on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through ReelView Fishing CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$971.25	$82.56	$888.69
Investor Processing Fee (4)	$29.14	$2.48	$26.66
Target Offering Amount	$10,000.06	$850.01	$9,150.05
Maximum Offering Amount	$4,461,059.42	$379,190.05	$4,081,869.37

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $30,500 payment and a $12,000 monthly fee for use of the platform and marketing services, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the $1,000.39 Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount (525 shares of Non-Voting Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.reelviewfishing.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is January 31, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

ReelView Fishing, Inc. is developing and intending to sell advanced real-time underwater fishing systems that stream live video via a patented electronic fishing line and accompanying app.

The Company was incorporated in Delaware on May 18, 2020 as Upton Street Systems, Inc. On June 30, 2022, the Company changed its name to ReelView Fishing, Inc. The Company is headquartered in Swampscott, Massachusetts. The Company intends to sell its products through the internet throughout the United States. The Company's website is www.reelviewfishing.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.reelviewfishing.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.06
Name of Securities	Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	440,563
Maximum Offering Amount	$4,461,059.42
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,776,464
Price Per Security	$1.85*
Minimum Individual Investment Amount	$1,000.39+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	April 25, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,461,059.42 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dustin Alinger	CEO, Founder and Director	CEO, Founder and Director of ReelView Fishing, Inc., 2020 - Present Responsible for strategy and general CEO responsibilities; responsible for direction of product engineering Director of Engineering, L3Harris – Open Water Power, 2017-2022 Responsible for all engineering activities; managed a team of Electrical, Mechanical and Software engineers.	University of Maryland College Park, M.S., Aerospace Engineering, 2013 University of Maryland College Park, B.S., Aerospace Engineering, 2008
Donald Aubrecht	COO	COO of ReelView Fishing, Inc. 2023 - Present Responsible for strategy, supplier relationships, bookkeeping, and general COO responsibilities Program Manager, L3Harris – Open Water Power, 2018 – 2023 Responsible for oversight and execution (scope, schedule, cost) of all company government contracts.	Harvard University, PhD, Applied Physics, 2013 Harvard University, S.M., Applied Physics, 2008 Cornell University. B.S., Engineering Physics, 2006
Thomas Milnes	Director	Director of ReelView Fishing, Inc., 2022 - Present Responsible for Board oversight. CEO and Director of TSL Cables, 2022 – Present Responsible for licensing the Company's technology for non-fishing applications.	Massachusetts Institute of Technology, PhD, Mechanical Engineering, 2013 Harvard University, S.M., Applied Mathematics, 2009 Cornell University, B.S., Mechanical Engineering, 2006

		Advisor to New Projects, Orca Sciences, 2021-Present Advise company staff on new projects for spinning out business lines. Investor and Advisor, Engora, 2020-Present Advise the CEO about various aspects of the business.	
Tracy Alinger	Director	Director of ReelView Fishing, Inc., 2022 – Present Responsible for Board oversight.	Loyola College Maryland, MBA, 1981 University of Illinois at Urbana-Champaign, BS Ornamental Horticulture, 1977

Biographical Information

Dustin Alinger: Dustin is the CEO, Founder and Director of the Company. A lifelong fisherman and accomplished electrical engineer, Dustin hand-built the first ReelView RV1 prototypes in his shop at home. Before founding the Company, Dustin was head of engineering at Open Water Power, an underwater battery startup acquired by L3Harris. His unique blend of technical expertise and passion for fishing is integral to the Company's innovative approach.

Donald Aubrecht: Don is the COO of the Company. Don brings diverse technical and management experience to the Company. With a background in experimental Applied Physics, he gained expertise in optics and imaging at Harvard and as a Principal Scientist at Physical Sciences. At OpenWater Power, he led the development of deep ocean battery technology and managed a $7M government contract. As the Company's COO, Don's engineering skills, financial aptitude, and strategic awareness have been instrumental to the Company's success.

Thomas Milnes: Tom is a Director of the Company. Tom has started, built, and sold two technology-based companies prior to investing in the Company and joining as a Director. He is excited by new and interesting technologies and their applications. This interest, coupled with his past great relationships with much of the rest of the Company's team, is what brought Tom to join the Company.

Tracy Alinger: Tracy is a Director of the Company. She was an early believer in the potential of fishing with live video and was the Company's first investor. With a B.S. from UIUC, as well as an MBA, she has had a successful career as an IT director in both the commercial and non-profit sectors.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): ReelView Fishing CF Investors SPV, LLC (the "**Co-Issuer**"), located at 14 Devens Road, Swampscott, MA 01907, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under www.invest.reelviewfishing.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

ReelView Fishing, Inc.'s primary business revolves around the development and sale of live-view fishing products, specifically an advanced real-time underwater fishing system that streams live video via a patented electronic fishing line and accompanying app. ReelView also plans to generate revenue through the licensing of its proprietary technology to other recreational fishing equipment manufacturers.

Business Plan

The Company intends to operate on a hybrid business model that includes direct sales and technology licensing. The Company plans to sell its RV1 fishing system, and related products, directly to consumers through e-commerce channels. Additionally, the Company aims to license its patented eLine™ technology to other fishing equipment manufacturers, enabling them to create "ReelView Ready" products.

The Company operates within the recreational fishing equipment industry, a substantial market in the U.S. with up to 50 million participants spending $50 billion annually (as of 2019). The fishing equipment segment alone accounts for over $7.6 billion in annual spending, with rods, reels and lines making up $3.3 billion of that total. The global fishing equipment market is projected to reach $21.4 billion by 2027.

The Company is currently in the pre-revenue stage and has accepted a limited number of pre-order reservations, having successfully raised $3.9 million in funding and secured 200 pre-order deposits within just 30 days. The Company's RV1 system, including the RV1 Camera, eLine™, Reel, Base Station, and Rod, is currently nearing development completion, is being field tested, and is ready for pre-production and tooling.

In 2025, the Company plans to launch direct-to-consumer (DTC) sales of the RV1 through its website, reelviewfishing.com, and engagement with fishing equipment manufacturers for licensing opportunities. The Company also intends to develop a lower cost version of the RV1 system to reach a broader market. Looking beyond 2025, the Company plans to enhance the connected fishing experience by introducing innovations such as camera-equipped lures and integrating its technology with marine multi-function displays (MFDs) and augmented reality (AR) glasses.

The capital we raise here will empower us to acquire inventory and equipment for pending production, increase sales and marketing efforts and expand our technology and product development as we continue to aggressively grow and expand our infrastructure and business.

The Company's Products and/or Services

Product / Service	Description	Current Market
RV1 Fishing System	An advanced real-time underwater fishing system that streams live video via a patented electronic fishing line and accompanying app. Includes the RV1 Camera, eLine™, Reel, Base Station and Rod.	Recreational anglers and outdoor enthusiasts in the United States.

Competition

Although the Company believes that its technology is the first of its kind, the following companies are generally viewed by others as competition to the Company: Westin, WaterWolf, AquaVu and Chinese video fishing products available on Alibaba.

Customer Base

The Company's target customer base is recreational anglers and outdoor enthusiasts in the United States, with plans to expand into select international markets in the future.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98316307	"REELVIEW FISHING"	Trademark	December 15, 2023	Pending	USA
98316300	"RVF"	Trademark	December 15, 2023	Pending	USA
11382084	"REELVIEW FISHING"	Trademark	October 10, 2024	Pending	India
11381948	"RVF"	Trademark	October 10, 2024	Pending	India
IPTMAP2410931 CN/IPTPMAP241 0932CN	"REELVIEW FISHING"	Trademark	November 6, 2024	Pending	China
IPTMAP2410928 CN/IPTPMAP241 0929CN/ IPTPMAP2410930 CN	"RVF"	Trademark	November 6, 2024	Pending	China
12,010,982 B2	"VIDEO FISHING SYSTEM WITH ELECTRICALLY-CONDUCTIVE FISHING LINE"	Patent	July 30, 2023	June 18, 2024	USA
18/090,189	"VIDEO FISHING SYSTEM WITH ELECTRICALLY-CONDUCTIVE FISHING LINE"	Patent	December 28, 2022	Pending	USA
18/668,182	"VIDEO FISHING SYSTEM WITH ELECTRICALLY-CONDUCTIVE FISHING LINE"	Patent	May 19, 2024	Pending	USA
63/644,005	"ACTIVE TACKLE EQUIPMENT"	Provisional Patent	May 8, 2024	Pending	USA
63/670,269	"VIDEO FISHING SYSTEM WITH SURFACE-	Provisional Patent	July 12, 2024	Pending	USA

	TERMINATED ANTENNA"				
2022298815	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	November 29, 2023	Pending	Australia
806052	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	November 29, 2023	Pending	New Zealand
22829374.2	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	December 19, 2023	Pending	Europe
62024097901.8	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	October 11, 2024	Pending	Europe-Hong Kong
3223878	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	December 21, 2023	Pending	Canada
2023-579051	"ELECTRICAL TRANSMISSION LINE CABLE"	Patent	December 20, 2023	Pending	Japan

In addition, the Company (2%), Dustin Alinger, the Company's CEO and Founder (49%), and Thomas Milnes, a shareholder and Director of the Company (49%) are owners of TSL Cables, Inc. TSL Cables has an exclusive license to use the Company's core technology (including some of its patents) for non-fishing and non-sporting applications. As compensation for the exclusive license, the Company will receive two percent (2%) of TSL Cables net sales as royalties. Please see Exhibit J, attached hereto and made a part hereof, for the License Agreement between the Company and TSL Cables, Inc.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 3 full-time employees. The Company utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Funded Investment Amount Received By March 17, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	*Bonus shares*
Investment between $1,000.00 and $2,499.99	5%
Investment between $2,500.00 and $4,999.99	7%
Investment between $5,000.00 and $9,499.99	10%
Investment between $9,500.00 and $19,999.99	12%
Investments of $20,000.00 and above	15%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering.

Funded Investment Amount Received After March 17, 2025 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	*Bonus shares*
Investment between $2,500.00 and $4,999.99	2%
Investment between $5,000.00 and $9,499.99	5%
Investment between $9,500.00 and $19,999.99	7%
Investments of $20,000.00 and above	10%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering.

Returning Investor Perk:

Investors who invested in the Company's 2024 Reg CF offering will receive 10% bonus shares on any Funded Investment Amount in this Offering received by March 17, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day).

Reward-Based Perks:

Amount Invested	*Non-Monetary Perk*
$9,500.00 to $249,999.99	Receive RV1 Unit at no additional cost from the first production batch*
$250,000.00 and above	Receive a RV1 Working Prototype**

*Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, no shipping outside of the United States unless approved by the Company.
** Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, (i) no shipping outside of the United States unless approved by the Company; (ii) no issuance to anyone deemed a competitor of the Company, as determined by the Company in its sole discretion; and (iii) the prototype is issued "as is" and without any warranties, including as to merchantability or use for a particular purpose.

For the sake of clarity, all Perks may be stacked together. However, multiple investments will not be combined for the purposes of awarding Perks. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Directors and they will exercise voting control.

Prior to the Offering, Dustin Alinger, the CEO, Founder and Director of the Company, and Thomas Milnes, a shareholder and Director of the Company, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies.

These Directors may have interests that are different from yours. For example, these Directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the fishing industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Reliance on a single product

We are reliant on one product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies can be a complex process that involved significant risks and uncertainties.

Technical challenges, design flaws, manufacturing defects and regulatory hurdles can all impact the success of a product or services. It is possible that we may never be able to create a final operational product as currently intended.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs and supply chain disruptions can all impact the ability to manufacture and distribute our products, leading to lost revenue or increased costs. Products that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

We have licensed our intellectual property for non-fishing and non-sporting applications and will receive royalties from such sales.

As detailed in Exhibit J to this Form C, the Company has licensed its intellectual property for non-fishing and non-sporting applications to TSL Cables, Inc., owned by Dustin Alinger, the CEO and Founder of the Company, and Thomas Milnes, a shareholder and Director of the Company. Although the Company believes this license agreement is in the best interests of the Company and insulates the Company from certain risks while also allowing it to receive royalties, it does limit the Company's ability to receive revenues for non-fishing and non-sporting applications.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in ReelView Fishing CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Non-Voting Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Fifth Amended and Restated Certificate of Incorporation, regarding the Non-Voting Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Non-Voting Common Stock and are completely passive investors. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Stockholders Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Non-Voting Common Stock at $1.85 per share, plus a 3.0% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.06
Name of Securities	Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	440,563
Maximum Offering Amount	$4,461,059.42
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,776,464
Price Per Security	$1.85*
Minimum Individual Investment Amount	$1,000.39[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 25, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,461,059.42 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is ReelView Fishing CF Investors SPV, LLC (the "Co-Issuer"), located at 14 Devens Road, Swampscott, MA 01907, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.reelviewfishing.com, or for the Offering at www.invest.reelviewfishing.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.06, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,461,059.42, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at www.invest.reelviewfishing.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $28,000 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services paid to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$379,190
Technology and Product Development (1)	0%	$0	21%	$936,822
Sales and Marketing (2)	0%	$0	15%	$669,159
Infrastructure	0%	$0	1%	$44,611
Equipment & Manufacturing Setup (3)	0%	$0	12%	$535,327
Inventory (4)	0%	$0	35%	$1,561,371
General Working Capital (5)	91.5%	$9,150	7.5%	$334,579
Total	**100%**	**$10,000+**	**100%**	**$4,461,059+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $28,000 payment and a $12,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development, completing the development of RV1 and adding at least one additional engineer to our team.

(2) We plan to do a mixture of traditional marketing, digital advertising, and social media advertising. Social media will be a mixture of organic content on our own channels and partnerships with influencers in the fishing space.

(3) These proceeds will be used to establish manufacturing lines for the Company's products. We need to invest in tooling and assembly and test fixtures for the mass production of our products.

(4) These proceeds will be used to purchase the initial batch of RV1 systems for sale. MOQs for our system are relatively high, due to some of the electronics involved.

(5) Proceeds used for corporate operating expenses, including rent, utilities and day-to-day expenses.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Non-Voting Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Non-Voting Common Stock**
> **Offering Minimum: $10,000.06**
> **Offering Maximum: $4,461,059.42**
> **Purchase Price Per Share of Security Offered: $1.85 (does not include a 3.0% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 25, 2025**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Non-Voting Common Stock being held by the Co-Issuer). The rights of the Non-Voting Common Stock may be changed by an amendment to the Company's Bylaws or Fifth Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Fifth Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, the Second Amended and Restated Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit G, together with the A&R COI and Bylaws, the "**Company Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents. **As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. See Exhibit G for the full terms of the Stockholders Agreement, including the Instrument of Adherence in Exhibit A thereto that the Co-Issuer will execute.**

The shares of Voting Common Stock and Series Seed Preferred Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,461,059.42 and a minimum of $10,000.06 worth of its Non-Voting Common Stock. The investment will be made through the Co-Issuer, ReelView Fishing CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.06 by April 25, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.06 under the Regulation CF offering by April 25, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 25, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,461,059.42 Maximum Offering Amount.

The minimum investment per investor is $1,000.39, which includes a $29.14 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Non-Voting Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fifth Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Fifth Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On January 9, 2025, the Company filed a Fifth Amended and Restated Certificate of Incorporation. As a result, the Company's total authorized capital stock is 24,368,970 shares, of which (a) 21,001,833 shares are common stock, $0.0001 par value per share (the "**Common Stock**") and (b) 3,367,137 shares are preferred stock, $0.0001 par value per share (the "**Preferred Stock**"). Of the Common Stock, (i) 15,518,163 shares shall be designated as Voting Common Stock (the "**Voting Common Stock**") and (ii) 5,483,670 shares shall be designated as Non-Voting Common Stock (the "**Non-Voting Common Stock**"). Of the Preferred Stock, (x) 1,312,343 shares shall be designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**") and (y) 2,054,794 shares shall be designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"). Additionally, the Company has established the 2022 Stock Incentive Plan, as amended, for which 1,536,631 shares of Non-Voting Common Stock are authorized for issuance thereunder.

As of the date of this Form C, (i) 11,586,804 shares of Voting Common Stock; (ii) 435,315 shares of Non-Voting Common Stock; and (iii) 1,312,343 shares of Series Seed Preferred Stock are issued and outstanding. There are no Series Seed-1 Preferred Stock issued and outstanding. Additionally, there are 1,065,724 options to purchase Non-Voting Common Stock issued and outstanding and 470,907 awards are available for issuance under the 2022 Stock Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	11,586,804
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock at a later date. The issuance of such additional shares of Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	80.46%

Type	Non-Voting Common Stock
Amount Outstanding	435,315*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Common Stock at a later date. The issuance of such additional shares of Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.02%

*Includes 11,419 shares of Non-Voting Common Stock issued to the intermediary for the Company's previous Regulation CF offering.

Type	Series Seed Preferred Stock
Amount Outstanding	1,312,343
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.7619956 per share, subject to adjustment; (b) Right to receive dividends when declared (non-cumulative). Dividends on Common Stock cannot be declared or paid unless the same dividend is declared or paid on Preferred Stock, and vice versa; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Voting Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Voting Common Stock upon the closing of a firm commitment public offering at a purchase price per share equal to at least 3x the applicable Original Issue Price resulting in at least $50 million of gross proceeds to the Company or upon the consent of a majority of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.11%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following outstanding:

Type	Option to Purchase Non-Voting Common Stock
Shares Issuable Upon Exercise	1,065,724
Voting Rights	The holders of Options to purchase Non-Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Non-Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Non-Voting Common Stock at a later date. The availability of any shares of Non-Voting Common Stock issued pursuant to the exercise of such additional Options to purchase Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	7.40%

Voting and Control

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. The material terms of the Stockholders Agreement is summarized below. See Exhibit G for the full terms of the Stockholders Agreement, including the Instrument of Adherence, attached as Exhibit A thereto, that the Co-Issuer will execute to become a party to the Stockholders Agreement.

The Company is a party to a certain Second Amended and Restated Stockholders Agreement, dated as of December 20, 2023, under which the Company, the Founders and other stockholders agreed to, among other things (i) restrictions on transfer; (ii) right of first refusal on proposed dispositions; (iii) right of first offer to Major Investors for new securities issuances; (iv) drag-along rights on a sale of the Company; (iv) voting provisions regarding the Board, including the size of the Board (three (3) directors) and composition of the Company's board of directors, with the Founder and CEO entitled to designate two representatives on the Company's Board of Directors and Thomas Milnes entitled to be on the Board of Directors so long as he owns shares in the Company.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Non-Voting Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Non-Voting Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dustin Alinger	7,000,000 shares of Voting Common Stock	54.27%
Thomas Milnes	4,279,373 shares of Voting Common Stock 1,312,343 shares of Series Seed Preferred Stock	43.35%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Voting Common Stock	$22.13	221,263	N/A	February 19, 2022	Section 4(a)(2)
Voting Common Stock	$2,350,000	4,279,373	Technology and Product Development and General Working Capital	June 30, 2022 November 18, 2022 February 9, 2023	Regulation D Rule 506(b)
Series Seed Preferred Stock	$1,000,000	1,312,343	Technology and Product Development and General Working Capital	December 18, 2023	Regulation D Rule 506(b)
Non-Voting Common Stock	$525,280	435,315*	Technology and Product Development and General Working Capital	August 29, 2024 September 17, 2024 October 25, 2024 October 30, 2024	Regulation CF
Option to Purchase Non-Voting Common Stock	$0	1,065,724	N/A	Various dates between June 27, 2023 and December 24, 2024	Rule 701

*Includes 11,419 shares of Non-Voting Common Stock issued to the intermediary for the Company's previous Regulation CF offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company (2%), Dustin Alinger, the Company's CEO and Founder (49%), and Thomas Milnes, a shareholder and Director of the Company (49%) are owners of TSL Cables, Inc. In 2022, TSL Cables eas granted an exclusive license to use the Company's core technology (and some patents) for non-fishing and non-sporting applications. Additionally, in 2023, the Company entered into a resource sharing agreement with TSL Cables. Under the resource sharing agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Deferred revenue under this agreement as of December 31, 2023 was $65,756. For the full terms of this relationship, please refer to the License Agreement and the Resource Sharing Agreement between the Company and TSL Cables, Inc., attached as Exhibits J and K, respectively.

(b) The Company previously issued Convertible Notes in 2022 in the aggregate amount of $40,000 to Tracy Alinger, a director of the Company and the parent of the Company's CEO and Founder, Dustin Alinger. During 2023, the Company converted the Convertible Notes into 86,168 shares of Common Stock (now Class A Common Stock).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit H</u>.

Cash and Cash Equivalents

As of December 31, 2024, the Company had an aggregate of approximately $197,398 in cash and cash equivalents, and when combined with cost management and expected monies to be raised, leaves the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by planned and known monthly expenses for the first half of 2025.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company intends to concurrently raise additional capital by offering to sell up to $5,000,000 in securities, including, but not limited to, Non-Voting Common Stock, Voting Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company plans to purchase a small filament braiding machine and associated bobbin winder for on-going development of eLine™. The approximate cost of this equipment is $100,000.

Valuation

The terms of this Offering are based on a pre-money valuation of approximately $27,511,522. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit H</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

**LEGAL MATTERS**

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at www.invest.reelviewfishing.com.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.reelviewfishing.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

ReelView Fishing, Inc.
_____
(Issuer)

By:/s/Dustin Alinger
_____
(Signature)

Dustin Alinger
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dustin Alinger
_____
(Signature)

Dustin Alinger
_____
(Name)

Director
_____
(Title)

January 31, 2025
_____
(Date)

/s/ Tracy Alinger
_____
(Signature)

Tracy Alinger
_____
(Name)

Director
_____
(Title)

January 31, 2025
_____
(Date)

/s/ Thomas Milnes

(Signature)

Thomas Milnes

(Name)

Director

(Title)

January 31, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

Join the Innovators Behind the First-Ever Live Video-Enabled Fishing Line

We're transforming the $50 billion[1] fishing market with the first fishing line that transmits live underwater video and data straight to your phone. With all 200 pre-orders sold in just 30 days, we're positioned for rapid growth. Join us as a ReelView investor and take part in this breakthrough.

INVEST NOW

$1.85
Share Price

$1000.39∗
Min. Investment

SEC Filings   Offering Circular   Investor Education



OPPORTUNITY

A $50B Market Hungry For Disruption

The U.S. fishing industry is massive, and ReelView is at the forefront with a category-defining innovation that taps into shifting demand. Beyond fishing, we're also impacting the world of marine exploration, unlocking opportunities in research, environmental monitoring, and education.



U.S. FISHING MARKET BREAKDOWN

$4.5B

$7.7B

RODS, REELS & TECH

FISHING EQUIPMENT

FISHING MARKET

$50B

- Fishing Market
- Fishing Equipment
- RODS


10:45
REELVIEW FISHING
66 °F
32 ft
100%
REC
video
photo
pin
Live Video
Videos
Map

INNOVATION

First-Of-Its-Kind, Patented Technology

Our eLine™ technology is the first fishing line to transmit live video and data to mobile devices. Seamlessly integrated into traditional fishing equipment, it lets users see beneath the surface in real time. As a result, users catch more fish, discover more about the environment, and have video proof of it all. ReelView's innovation is protected by issued and pending U.S. patents, with additional international patents pending.



HOW IT WORKS

ReelView's RV1 System


REELVIEW FISHING

1

The eLine™ Fishing Line

Patented, ultra-thin line transmits power and data 300+ ft with over 50 lbs of breaking strength.

2

The RV1 Camera

Compact, durable 2.6K-resolution camera captures high-quality video with 160° field of view underwater, even in murky conditions.


REELVIEW FISHING



3

The RV1 Base Station

Wi-Fi-enabled hub transmits live video from the eLine™ to your phone.

4

The ReelView App

Displays live video, records footage, and allows sharing with a simple interface.


66 °F
32 ft
100%
REC
video
photo
pin



5

Traditional Gear Integration

Familiar rod-and-reel design makes it easy for anglers to use.

6

Record and Share

Save and share underwater discoveries directly from the app.


REELVIEW FISHING

TRACTION

RV1 Pre-Orders Sold Out In 30 Days



200
PRE-ORDER DEPOSITS WITHIN 30 DAYS

$3.1 MILLION*
PROJECTING $3.1 MILLION IN FIRST-YEAR REVENUE

*The **$3.1M revenue** is based on a **200-unit monthly sales rate** from a small reservation campaign, with each unit priced at **$1,300**. Over **12 months**, this totals **2,400 units**, resulting in **$3.12M in sales** (200 × 12 × $1,300).

90,000
OVER 90,000 SOCIAL MEDIA FOLLOWERS

19,000+
EMAIL SUBSCRIBERS





Download our investor brief to see our full business plan

Enter your email

example@gmail.com

DOWNLOAD DECK

BUSINESS MODEL

Diversified Revenue Streams Built To Scale

ReelView will launch the RV1 through direct-to-consumer e-commerce, building on strong early demand. Partnerships with major retailers like Bass Pro Shops will expand distribution while licensing eLine™ technology to established fishing brands creates a scalable, recurring revenue stream.

COMPETITIVE ADVANTAGE

Leading With Innovation And Performance

Whether you're using our tech for angling or simply for discovery and exploration, the alternatives on the market can't compete with with ReelView's innovative real-time video.

	ReelView RV1	Aqua-Vu	Westin	Generic Low-Cost Options	Garmin	Lowrance	Humminbird
Real-time Video	✓	✓	–	–	–	–	–
User-Friendly Design	✓	–	✓	–	✓	✓	✓
Integrated Fishing Gear	✓	–	–	–	–	–	–
High-Quality Video	✓	✓	–	–	–	–	–
Patented Technology	✓	✓	✓	–	✓	✓	✓



EXPANSION

Casting Wider In Fishing And Beyond

After completing development of RV1 in 2025, we'll transition to production, fulfillment, and next-generation product development, including:

- **WiLine™:** Use eLine™ with any rod and reel

- **"ReelView Ready" equipment:** Licenses our tech to major fishing brands

- **RV2 and RV3:** 4K cameras, dual sensors, horizon lock

- **Specialized products:** Offshore, ice fishing, and family segments

By targeting retailers like Bass Pro Shops and Walmart and leveraging influencer partnerships, we're poised to transform underwater exploration worldwide.





Download our investor brief to see our full business plan

Enter your email

example@gmail.com

DOWNLOAD DECK

Time-Based Bonus Shares

BONUS PERKS ENDS IN | **45** Days | **13** Hrs | **3** Mins | **48** Secs



Invest
$1,000+

Receive
5%
Bonus Shares

INVEST NOW

Invest
$2,500+

Receive
7%
Bonus Shares

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Invest

$5,000+

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10%

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Invest

$9,500+

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12%

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Invest

$20,000+

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15%

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Reward-Based Perks:



Invest

$9,500.00+

Receive RV1 Unit at no additional cost from the first production batch*

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Invest

$250,000.00+

Receive a RV1 Working Prototype**

INVEST NOW

*Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, no shipping outside of the United States unless approved by the Company.

** Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, (i) no shipping outside of the United States unless approved by the Company; (ii) no issuance to anyone deemed a competitor of the Company, as determined by the Company in its sole discretion; and (iii) the prototype is issued "as is" and without any warranties, including as to merchantability or use for a particular purpose.

Returning Investor Perk

Investors who invested in the Company's 2024 Reg CF offering will receive 10% bonus shares on any Funded Investment Amount in this Offering received by March 17, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day).

TEAM

Proven Innovators, Engineers, And Leaders

Combining expertise in technology, business, and fishing, meet the team shaping the future of underwater exploration









Dustin Alinger
Founder, CEO, Member of the Board of Directors

- Lifelong fisherman and accomplished electrical engineer.
- Invented eLine and hand-built the first ReelView RV1 prototypes in his shop at home.
- Former head of engineering at Open Water Power, an underwater battery startup acquired by L3Harris.

Donald Aubrecht
COO

- Brings diverse technical and management experience to ReelView.
- PhD from Harvard in experimental Applied Physics with expertise in optics and imaging.
- Led the development of deep ocean battery technology at Open Water Power and managed a $7M government contract.

Chris Kennedy
Lead Mechanical Engineer

- Extensive experience in mechanical design and technical leadership.
- Led advanced system development at REGENT Craft, L3Harris (Open Water Power), and Autonomous Marine Systems.
- Master's in Mechanical Engineering and Bachelor's in Aerospace Engineering from Embry-Riddle Aeronautical University.

Rob Oppen
Head of Software

- Over 20 years of experience across all aspects of software engineering, ranging from mobile applications to ultra low power bare-metal development.
- BS and MS in Computer Systems Engineering from Boston University and Northeastern University.
- An avid fisherman and water enthusiast, excited to introduce the RV1 to users.

PERKS

Get Bonus Shares Unavailable To Public Markets

FAQs

---

1. Why invest in startups? ⌄

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

---

2. How much can I invest? ⌄

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

---

3. How do I calculate my net worth? ⌄

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

---

4. What are the tax implications of an equity crowdfunding investment? ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

---

5. Who can invest in a Regulation CF Offering? ⌃

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ⌃

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ⌃

The Common Stock (the "Shares") of ReelView Fishing (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period: ⌃

In the event of death, divorce, or similar circumstance, shares can be transferred to:
- The company that issued the securities
- An accredited investor
  A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. What happens if a company does not reach their funding target? ⌃

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ⌃

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ⌃

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the

reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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[1] https://asafishing.org/wp-content/uploads/2021/03/Sportfishing-in-America-economics-report.pdf

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: ReelView Fishing CF Investors SPV, LLC
       c/o ReelView Fishing, Inc.
       14 Devens Road,
       Swampscott, MA 01907

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of ReelView Fishing CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Non-Voting Common Stock to be acquired from ReelView Fishing, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Non-Voting Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,461,059.42 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 25, 2025 (the "Termination Date"). Providing that subscriptions for $10,000.06 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2023 and December 31, 2022, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2023 and December 31, 2022, respectively (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. SetApart FS, who has provided the audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") reviewed by SetApart FS, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

        (i) To the Company;

        (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (iii) As part of an offering registered under the Securities Act with the SEC;

        (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

        (v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

        (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

        (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF REELVIEW FISHING, INC. ("REELVIEW"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN REELVIEW AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT REELVIEW'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Non-Voting Common Stock or any securities which may be converted into the Crowdfunding Issuer's Non-Voting Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject

personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Boston, Massachusetts. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Boston, State of Massachusetts. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

> If to the Company, to:
>
> ReelView Fishing CF Investors SPV, LLC
> c/o ReelView Fishing, Inc.
> 14 Devens Road,
> Swampscott, MA 01907

If to the Crowdfunding Issuer, to:

ReelView Fishing, Inc.
14 Devens Road,
Swampscott, MA 01907

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

ReelView Fishing, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Non-Voting Common Stock of ReelView Fishing, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

ReelView Fishing, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                  (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **ReelView Fishing, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:

                                                   (Signature)

                                                   Name:

                                                   (If signing on behalf of entity)

                                                   Title:

                                                   (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                 By:

                                                                     (Signature)

                                                                 Name of Signing Officer (if Entity):

                                                                 Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**Self-Certification of Trustee**</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in ReelView Fishing, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in ReelView Fishing, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

REELVIEW FISHING CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of ReelView Fishing CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of December 20, 2024 by and among the Company, ReelView Fishing, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by ReelView Fishing, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 <u>Name</u>. The name of the Company is ReelView Fishing CF Investors SPV, LLC.

Section 1.02 <u>Principal Office</u>. The principal office of the Company is located at 14 Devens Road, Swampscott, MA 01907 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 <u>Purpose; Powers</u>.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate records required to be provided to

Members pursuant to applicable law. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Interests of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 66% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on December 20, 2024.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, ReelView Fishing, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Shares of Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o Reelview Fishing, Inc.	
	14 Devens Road	
	Swampscott, MA 01907	
	Email: dustin@reelviewfishing.com	
	Attention: Dustin Alinger, CEO of ReelView Fishing, Inc.	

If to the Manager: 14 Devens Road
Swampscott, MA 01907
Email: dustin@reelviewfishing.com
Attention: Dustin Alinger, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

REELVIEW FISHING CF INVESTORS SPV, LLC

By: ReelView Fishing, Inc., a Delaware corporation,

Its Manager

By: _____
DocuSigned by:
Dustin Alinger
E8320AABEB354EB...

Name: Dustin Alinger

Title: CEO

[SIGNATURE PAGE TO REELVIEW FISHING CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Fifth Amended and Restated Certificate of Incorporation
(Attached)

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 01/09/2025
FILED 08:54 AM 01/09/2025
SR 20250068871 - File Number 7975528

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF REELVIEW FISHING, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

ReelView Fishing, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"):

DOES HEREBY CERTIFY:

1. That the corporation was originally incorporated pursuant to the DGCL on May 18, 2020 under the name Upton Street Systems, Inc. The original Certificate of Incorporation was amended pursuant to a Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 30, 2022 to change the name of the corporation to ReelView Fishing, Inc. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 13, 2023. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 18, 2023, and the Second Amended and Restated Certificate of Incorporation was further amended by a Certificate of Amendment to Second Amended and Restated Certificate of incorporation filed with the Secretary of State of the State of Delaware on June 18, 2024. A Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 7, 2024 (the "Fourth A&R Certificate of Incorporation").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Fourth A&R Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Fourth A&R Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST. The name of the corporation is ReelView Fishing, Inc. (the "Corporation").

SECOND. The address of its registered office in the State of Delaware is 8 The Green, Suite B, in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH.

A.   Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 24,368,970, of which 21,001,833 shall be Common Stock with a par value of $0.0001 per share (the "Common Stock") and of which 3,367,137 shall be Preferred Stock with a par value of $0.0001 per share (the "Preferred Stock"). 15,518,163 shares of Common Stock are hereby designated as "Voting Common Stock" and 5,483,670 shares of Common Stock are designated as "Non-Voting Common Stock". 1,312,343 shares of the authorized Preferred Stock of the Corporation are hereby designated as "Series Seed Preferred Stock" and 2,054,794 shares of the authorized Preferred Stock of the Corporation are hereby designated as "Series Seed-1 Preferred Stock," each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series Seed Preferred Stock and the Series Seed-1 Preferred Stock shall be collectively referred to herein as the "Preferred Stock."

B.   Voting Common Stock and Non-Voting Common Stock

(i)   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

(ii)   Ranking. The preferences, limitations and rights of the Voting Common Stock and Non-Voting Common Stock, and the qualifications and restriction thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Fifth Amended and Restated Certificate of Incorporation.

(iii)   Voting. The holders of Voting Common Stock shall be entitled to one vote per share of Common Stock at all meetings of stockholders (and written actions in lieu of meetings). The holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to the holders of Common Stock, except as otherwise required by law or in this Fifth Amended and Restated Certificate of Incorporation, in which case the holders of the Non-Voting Common Stock will be entitled to one vote per share of Non-Voting Common Stock held and shall vote with the Voting Common Stock together as a single class on such matter unless otherwise required by applicable law. The number of authorized shares of Common Stock (including, without limitation, the authorized number of shares of Voting Common Stock and/or Non-Voting Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock and the Preferred Stock of the Corporation, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(iv)   Amendments Affecting Stock. So long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without such affirmative vote of a majority of the votes entitled to be cast on the amendment by the holders of outstanding shares of Non-Voting Common Stock voting as a single class as may be required at that time by applicable law: (i) amend, alter or repeal any provision of this Section (B) of this Article FOURTH so as to affect adversely the rights, preferences, qualifications, limitations or restrictions of the Non-

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Voting Common Stock as compared to those of the Voting Common Stock or (ii) take any other action upon which voting of the Non-Voting Common Stock is required by law.

(v)   Dividends; Changes in Stock. No dividend or distribution may be declared or paid on any share of Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Non-Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Non-Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Voting Common Stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Voting Common Stock or in Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Voting Common Stock or Non-Voting Common Stock, dividends shall be declared that are payable at the same rate on both series of Common Stock and dividends payable in shares of Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Voting Common Stock shall be payable to holders of Voting Common Stock and dividends payable in shares of Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Non-Voting Common Stock shall be payable to holders of Non-Voting Common Stock. If the Corporation in any manner subdivides or combines the outstanding shares of Non-Voting Common Stock, the outstanding shares of Voting Common Stock shall be proportionately subdivided or combined, as the case may be. Similarly, if the Corporation in any manner subdivides or combines the outstanding shares of Voting Common Stock, the outstanding shares of Non-Voting Common Stock shall be proportionately subdivided or combined, as the case may be.

(vi)   Liquidation. Shares of Non-Voting Common Stock shall rank pari passu with shares of Voting Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

(vii)   Merger or Consolidation. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Voting Common Stock and Non-Voting Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by the holders of each share of such other series of Common Stock.

C. Preferred Stock

(i)   Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

(ii)   Amendments Affecting Stock. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, without such affirmative vote of a majority of the votes entitled to be cast on the amendment by the holders of outstanding shares of Preferred Stock voting as a single class as may be required at that time by applicable law: (i) amend, alter or repeal any provision of this Section (C) of this Article FOURTH so as to affect adversely the rights, preferences, qualifications, limitations or restrictions of the Preferred Stock as compared to those of the Common Stock or (ii) take any other action upon which voting of the Preferred Stock is required by law.

(iii)   Dividends; Changes in Stock. No dividend or distribution may be declared or paid on any share of Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Preferred Stock, nor shall any dividend or distribution be declared or paid on any share of Preferred Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Common Stock, in each case without preference or priority of any kind.

(iv)   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)   Preferential Payments to Holders of Preferred Stock. In the event of (I) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (II) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (a) one times the Applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (b) such amount per share of the applicable series of Preferred Stock as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section (C)(v) of this Article FOURTH immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to, for each series of Preferred Stock, as applicable, as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section (C)(iv)(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed Original Issue Price" means $0.7619956 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "Series Seed-1 Original Issue Price" means $1.46 per share, subject to appropriate

4

adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Applicable Original Issue Price" means, as the context requires, the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock and the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock.

(b)   Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section (C)(iv)(a) or the remaining Available Proceeds, as the case may be, shall be distributed *pari passu* among the holders of shares of all series of Common Stock, pro rata based on the number of shares held by each such holder.

(c)   Deemed Liquidation Events.

i.   Definition.   Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of a majority of the then outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis (the "Required Holders") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

1.   a merger, reorganization or consolidation in which

a.   the Corporation is a constituent party; or

b.   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, reorganization or consolidation, except any such merger, reorganization or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, reorganization or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, reorganization or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, reorganization or consolidation, the parent corporation of such surviving or resulting corporation; or

5

2. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(d)   Effecting a Deemed Liquidation Event.

i.   Unless otherwise approved by the Required Holders, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section (C)(iv)(c)(i)(1)(a) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable.

ii.   In the event of a Deemed Liquidation Event referred to in Section (C)(iv)(c)(i)(1)(b) or (C)(iv)(c)(i)(2), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the holders of Preferred Stock elect to have their shares redeemed pursuant to this Section (C)(iv)(d)(ii), the Corporation shall send written notice (the "Redemption Notice") to each holder of record of Preferred Stock not less than thirty (30)

6

days prior to the date of redemption (the "Redemption Date") stating: (a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (b) the Redemption Date and the price per share that each holder will receive (the "Redemption Price"); (c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section C(v); and (d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. Prior to the distribution or redemption provided for in this Section (C)(iv)(d)(ii), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(e)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

(f)   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section (C)(iv)(c)(i)(1)(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable, as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable, after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section (C)(iv)(f), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(v)   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   Right to Convert.

i.   Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "Applicable Conversion Price" for each series of Preferred Stock shall initially be equal to the Applicable Original Issue Price for such series of Preferred Stock. The initial Applicable Conversion Price for each series of Preferred Stock, and the rate at which shares of such series of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

ii.   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided, however, that such termination shall not change the amounts payable to the holders of Preferred Stock pursuant to Section C(iv).

(b)   Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not cash representing any fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

(c)   Mechanics of Conversion.

i.   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) if the shares are certificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock or, if the shares of Voting Common Stock are uncertificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount as provided in Section (C)(v)(b) in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

        ii.   <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing an Applicable Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of the applicable series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Voting Common Stock at such adjusted Applicable Conversion Price.

        iii.   <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section (C)(v)(b) and to receive payment of any dividends declared but unpaid thereon. Unless otherwise approved by the Required

Holders, any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

iv. No Further Adjustment. Upon any such conversion, no adjustment to an Applicable Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

v. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of any series of Preferred Stock pursuant to this Section (C)(v). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of any series of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) Notice of Record Date. In the event:

i. the Corporation shall take a record of the holders of its Voting Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

ii. of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

iii. of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Voting Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Voting Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

(vi)   Mandatory Conversion.

(a)   Trigger Events. Upon the earliest of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") as amended, at a purchase price per share equal to at least three times (3x) the Applicable Original Issue Price resulting in at least $50,000,000 of gross proceeds to the Corporation, (b) the closing of a SPAC Transaction, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Required Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective Applicable Conversion Price and (ii) such shares may not be reissued by the Corporation. A "SPAC Transaction" is any transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation or its subsidiaries with a publicly traded "special purpose acquisition company" or its subsidiary (collectively a "SPAC"), in which (1) the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors immediately following the consummation of such transaction or series of related transactions.

(b)   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section (C)(vi). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section(C)(vi)(a), including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section (C)(vi)(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) if the shares of Voting Common Stock are certificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof or, if the shares of Voting Common Stock are uncertificated, issue and deliver to such holder of Preferred Stock, or to his, her or its

11

nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section (C)(v)(b) in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(vii) Redemption. The Common Stock and Preferred Stock are not mandatorily redeemable at the option of any holder or holders thereof.

(viii) Redeemed or Otherwise Acquired Shares. Unless otherwise approved by the Required Holders, any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or other acquisition by the Corporation.

(ix) Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Required Holders.

D. Notices. Any notice required or permitted by the provisions of this Article FOURTH to be given to a holder of shares of Common Stock or Preferred Stock, as applicable, shall be deemed delivered if mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

B. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH. Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, the Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended after the date of filing of this Fifth Amended and Restated Certificate of Incorporation to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended DGCL. Any indemnities provided and granted in this Article Seventh shall not be exclusive of any other rights or protections afforded an individual under any contract or vote of shareholders or disinterested directors or otherwise.

EIGHTH. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through By-Law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such persons occurring prior to, such amendment, repeal or modification.

NINTH. Except as stated in Article Seventh and/or Article Eighth of this Fifth Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend or repeal any provision contained in this Fifth Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Fourth Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Corporation has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by the undersigned authorized signatory this 8th day of January, 2025.

/s/Dustin Alinger

Dustin Alinger, Chief Executive Officer

EXHIBIT F
By-Laws
(Attached)

BY-LAWS OF

UPTON STREET SYSTEMS, INC.

A DELAWARE CORPORATION

Dated: September 16, 2020

TABLE OF CONTENTS   **Page**

BY-LAWS

OF

UPTON STREET SYSTEMS, INC.

ARTICLE I

OFFICES

Section 1.   Registered Office.   The registered office shall be in the City of Dover, County of Kent, State of Delaware.

Section 2.   Offices.   The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.   Place of Meetings.   All meetings of the stockholders may be held at such place within or without the State of Delaware as may be fixed from time to time by the Board of Directors or the Chief Executive Officer, or if not so designated, at the registered office of the Corporation. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of Delaware. If so authorized, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in, and be deemed present in person and vote at, a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication, and can be deemed present in person and vote at, is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.   Annual Meeting.   Unless directors are elected by written consent in lieu of an annual meeting as permitted by law and these By-Laws, an annual meeting of stockholders may be held at such date and time, and by such means of remote communication, if any, as shall be designated from time to time by the Board of Directors or the Chief Executive Officer, at which meeting the stockholders shall elect by a plurality vote a Board of Directors and shall transact such other business as may be properly brought before the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient, which meeting shall be designated a special meeting in lieu of annual meeting.

Section 3.   Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may, unless otherwise prescribed by statute or by the Certificate of Incorporation, be called by the Board of Directors or the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning not less than 10% of the entire number of shares of capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Section 4.   Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, annual or special, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 5.   Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the Corporation's principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 6.   Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or by remote communication, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute, the Certificate of Incorporation or these By-

Laws. Where a separate vote by a class or classes is required, the holders of a majority of the outstanding shares of such class or classes, present in person or by remote communication, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. If no quorum shall be present or represented at any meeting of stockholders, such meeting may be adjourned in accordance with Section 7 hereof, until a quorum shall be present or represented.

Section 7.   Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these By-Laws, which time and place shall be announced at the meeting, by a majority of the stockholders present in person or by remote communication, or represented by proxy at the meeting and entitled to vote (whether or not a quorum is present), or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as Secretary of such meeting, without notice other than announcement at the meeting. At such adjourned meeting, any business may be transacted which might have been transacted at the original meeting, provided that a quorum either was present or represented at the original meeting or is present or represented at the adjourned meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8.   Action at Meetings. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the stock present in person or by remote communication, or represented by proxy, entitled to vote and voting on the matter (or where a separate vote by a class or classes is required, the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting) shall decide any matter (other than the election of directors) brought before such meeting, unless the matter is one upon which by express provision of law, the Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such matter. The stock of holders who abstain from voting on any matter shall be deemed not to have been voted on such matter. Directors shall be elected by a plurality of the votes of the shares present in person or by remote communication, or represented by proxy at the meeting, entitled to vote and voting on the election of directors.

Section 9.   Voting and Proxies. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock having voting power held of record by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 10.   Action Without Meeting. Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed in a manner permitted by law by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner provided above. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes herein, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or other electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered in accordance with Section 228 of the General Corporation Law of Delaware, to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all such purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III

DIRECTORS

Section 1.   <u>Number, Election, Tenure and Qualification</u>.   The number of directors which shall constitute the whole Board of Directors shall be not less than one. Within such limit, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting or at any special meeting of stockholders, unless the Certificate of Incorporation fixed the number of directors, in which case a change in the number of directors shall be made only by amendment of the Certificate of Incorporation. The directors shall be elected at the annual meeting or at any special meeting of stockholders, or by written consent in lieu of an annual or special meeting of the stockholders (provided, however, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action), except as provided in section 3 of this Article, and each director elected shall hold office until his successor is elected and qualified, unless sooner displaced. Directors need not be stockholders.

Section 2.   Enlargement. Subject to any limitations which may be contained in the Certificate of Incorporation or pursuant to a written agreement entered into among the stockholders of the Corporation, the number of the Board of Directors may be increased at any time by vote of a majority of the directors then in office.

Section 3.   Vacancies. Unless otherwise provided in the Certificate of Incorporation or pursuant to a written agreement entered into among the stockholders of the Corporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law or these By-Laws, may exercise the powers of the full Board of Directors until the vacancy is filled.

Section 4.   Resignation and Removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation at its principal place of business or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise specified by law, the Certificate of Incorporation or a written agreement entered among the stockholders of the Corporation.

Section 5.   General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 6.   Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7.   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors; provided that any director who is absent when such a determination is made shall be given prompt notice of such determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

Section 8.   Special Meetings. Special meetings of the Board of Directors may be called by the Chief Executive Officer, Secretary, or on the written request of two (2) or more directors, or by one director in the event that there is only one director in office. Twenty-four hours' notice to each director, either personally or by telegram, cable, telecopy, electronic mail, commercial delivery service, telex or similar means sent to his business or home address, or three (3) days' notice by written notice deposited in the mail, shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the business to be transacted at nor the purposes of the meeting. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

Section 9. Quorum, Action at Meeting, Adjournments. At all meetings of the Board of Directors a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 10. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 11. Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors or of any committee thereof may participate in a meeting of the Board of Directors or of any committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 12. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (a) adopting, amending or repealing the By-Laws of the Corporation or any of them or (b) approving or adopting, or recommending to the stockholders any action or matter expressly required by law to be submitted to stockholders for approval. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and make such reports to the Board of Directors as the Board of Directors may request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the conduct of its business by the Board of Directors. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Section 13. <u>Compensation</u>. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board of Directors shall have the authority to fix from time to time the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated salary as director. No such payment shall preclude any director from serving the Corporation or its parent or subsidiary Corporations in any other capacity and receiving compensation therefor. The Board of Directors may also allow compensation for members of special or standing committees for service on such committees.

Section 14. <u>Presumption of Assent</u>. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of such meeting. Such right to dissent shall not apply to a director who voted in favor of the action.

ARTICLE IV

OFFICERS

Section 1. <u>Enumeration</u>. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer and such other officers with such titles, terms of office and duties as the Board of Directors may from time to time determine, including a Chairman of the Board, and one or more Vice-Presidents, Assistant Secretaries and Assistant Treasurers. If authorized by resolution of the Board of Directors, the Chief Executive Officer may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-Laws otherwise provide.

Section 2. <u>Election</u>. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a President, a Secretary and a Treasurer. Other officers may be appointed by the Board of Directors at such meeting, at any other meeting, or by written consent, with such powers as shall be determined by the Board of Directors.

Section 3. <u>Tenure</u>. The officers of the Corporation shall hold office until their successors are chosen and qualify, unless a different term is specified in the vote choosing or appointing him, or until his earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors or by the Chief Executive Officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors or a committee duly authorized to do so, except that any officer appointed by the Chief Executive Officer may also be removed at any time, with or without cause, by the Chief Executive Officer. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors, at its discretion. Any officer may resign by delivering his written resignation to the Corporation at its principal place of business or to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 4. <u>Chairman</u>. The Board of Directors may appoint from its members a Chairman of the Board, who need not be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board shall preside at all meetings of the Board of Directors and stockholders.

Section 5. <u>President</u>. The President shall be the Chief Operating Officer of the Corporation. He shall also be the Chief Executive Officer unless the Board of Directors otherwise provides. If no Chief Executive Officer shall have been appointed by the Board of Directors, all references herein to the "Chief Executive Officer" shall be to the President. The President shall, unless the Board of Directors provides otherwise in a specific instance or generally, preside at all meetings of the stockholders and the Board of Directors, have general and active management of the business of the Corporation and see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

Section 6. <u>Vice-Presidents</u>. In the absence of the President or in the event of his or her inability or refusal to act, the Vice-President, or if there be more than one Vice-President, the Vice-Presidents in the order designated by the Board of Directors or the Chief Executive Officer (or in the absence of any designation, then in the order determined by their tenure in office) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice-Presidents shall perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 7. <u>Secretary</u>. The Secretary shall have such powers and perform such duties as are incident to the office of Secretary. The Secretary shall maintain a stock ledger and prepare lists of stockholders and their addresses as required and shall be the custodian of corporate records. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the Stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be from time to time prescribed by the Board of Directors or Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

Section 8.   Assistant Secretaries. The assistant Secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors, the Chief Executive Officer or the Secretary (or if there be no such determination, then in the order determined by their tenure in office), shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the absence of the Secretary or any assistant Secretary at any meeting of stockholders or Directors, the person presiding at the meeting shall designate a temporary or acting Secretary to keep a record of the meeting.

Section 9.   Treasurer. The Treasurer shall perform such duties and shall have such powers as may be assigned to him or her by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, when the Chief Executive Officer or Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 10.   Assistant Treasurers. The assistant Treasurer, or if there shall be more than one, the assistant Treasurers in the order determined by the Board of Directors, the Chief Executive Officer or the Treasurer (or if there be no such determination, then in the order determined by their tenure in office), shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe.

Section 11.   Bond. If required by the Board of Directors, any officer shall give the Corporation a bond in such sum and with such surety or sureties and upon such terms and conditions as shall be satisfactory to the Board of Directors, including without limitation a bond for the faithful performance of the duties of his office and for the restoration to the Corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control and belonging to the Corporation.

ARTICLE V

NOTICES

Section 1.   Delivery. Whenever, under the provisions of law, or of the Certificate of Incorporation or these By-Laws, notice is required to be given to any person, such notice may be given by mail, addressed to such person, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Unless written notice by mail is required by law, notice may also be given by telegram, cable, telecopy, commercial delivery service, telex or similar means, addressed to such person at his address as it appears on the records of the Corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the Corporation or the person sending such notice and not by the addressee. Notice may also be given to stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the General Corporation Law of Delaware. Oral notice or other in-hand delivery (in person or by telephone) shall be deemed given at the time it is actually given.

Section 2.   Waiver of Notice. Whenever any notice is required to be given under the provisions of law or of the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened, and, having objected, such person takes no further active part in the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Board of Directors or members of a committee need be specified in any waiver of notice unless required by law.

ARTICLE VI

INDEMNIFICATION

Section 1.   Actions other than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. The Board of Directors in its sole discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she, his testator or intestate, is or was an employee or agent of the Corporation.

Section 2. <u>Actions by or in the Right of the Corporation</u>. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 3. <u>Success on the Merits</u>. To the extent that any person described in Section 1 or 2 of this Article VI has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. <u>Specific Authorization</u>. Any indemnification under Section 1 or 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board of Directors by a majority vote of directors who were not parties to such action, suit or proceeding (even though less than a quorum), or (2) if there are no disinterested directors or if a majority of disinterested directors so directs, by independent legal counsel (who may be regular legal counsel to the Corporation) in a written opinion, or (3) by the stockholders of the Corporation.

Section 5. <u>Advance Payment</u>. Expenses incurred in defending a pending or threatened civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in Sections 1 or 2 to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation as authorized in this Article VI. Notwithstanding the foregoing, the Corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the Corporation and approved by a majority of the Board of Directors of the Corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the Corporation or any other willful and deliberate breach in bad faith of such agent's duty to the Corporation or its stockholders.

Section 6. <u>Non-Exclusivity</u>. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VI shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 7. <u>Insurance</u>. The Board of Directors may authorize, by a vote of the majority of the full Board of Directors, the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI. The Corporation's obligation to provide indemnification under this Article VI shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

Section 8. <u>Continuation of Indemnification and Advancement of Expenses</u>. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The foregoing provisions of this Article VI shall be deemed to be a contract between the Corporation and each director who serves in such capacity at any time while this By-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

Section 9. <u>Severability</u>. If any word, clause or provision of this Article VI or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

Section 10. <u>Intent of Article</u>. The intent of this Article VI is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article VI shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

ARTICLE VII

CAPITAL STOCK

Section 1.   Certificates of Stock. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the chairman or Vice-chairman of the Board of Directors, or the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2.   Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give reasonable evidence of such loss, theft or destruction, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 3.   Transfer of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and proper evidence of compliance with other conditions to rightful transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4.   Record Date.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) days nor less then ten (10) days before the date of such meeting. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held.   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date is fixed, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation as provided in Section 10 of Article I. If no record date is fixed and prior action by the Board of Directors is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted, and which shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

Section 5.   Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

CERTAIN TRANSACTIONS

Section 1.   Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other Corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction or solely because his or their votes are counted for such purpose, if:

(a)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

Section 2.   Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IX

GENERAL PROVISIONS

Section 1.   Dividends. Dividends upon the capital stock of the Corporation, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2.   Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the directors think conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 3.   Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4.   Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 5.   Seal. The Board of Directors may, by resolution, adopt a corporate seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the word "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the Board of Directors.

Section 6.   Certificate of Incorporation. In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and these By-laws, the provisions of the Certificate of Incorporation shall govern, and the Certificate of Incorporation is hereby made a part of these By-laws. All references in these By-Laws to the Certificate of Incorporation shall be construed to mean the Certificate of Incorporation of the Corporation as from time to time amended, including (unless the context shall otherwise require) all certificates and any agreement of consolidation or merger filed pursuant to the Delaware General Corporation Law, as amended.

ARTICLE X

AMENDMENTS

These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors provided, however, that in the case of a regular or special meeting of stockholders, notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting.

Register of Amendments to the By-Laws

<u>Date</u>   <u>Section Affected</u>   <u>Change</u>

EXHIBIT G
Second Amended and Restated Stockholders Agreement, including the Instrument of Adherence
(Attached)

REELVIEW FISHING, INC.

SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT, amends and restates that certain Amended and Restated Stockholders' Agreement made as of the 10th day of February 2023, by and among ReelView Fishing, Inc., a Delaware corporation (the "Company") and the signatory stockholders thereto, in its entirety and is made as of the 20th day of December, 2023, by and among the Company and the undersigned stockholders of the Company, including the Founders identified as such on the signature pages hereto.

WHEREAS, the Company and the Stockholders wish to provide for (i) arrangements with respect to transfers of shares of the Company's capital stock; and (ii) certain other rights and restrictions;

NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, and the parties' desire to provide for continuity of ownership of the Company and to further the interests of the Company and its present and future stockholders, the parties hereby agree with each other as follows:

ARTICLE I -- DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

(a)   "Affiliate" shall mean with respect to any Person, any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general or limited partner, officer, director, member or employee of such Person and any venture capital fund now or hereafter existing which is controlled by or under common control with one or more general partners of such Person or shares the same management company with such Person.

(b)   "Common Stock" shall mean, collectively the Voting Common Stock and the Non-Voting Common Stock of the Company, $0.0001 par value per share.

(c)   "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

(d)   "Major Investor" shall mean Tom Milnes, so long as he continues to own, directly or indirectly through his Affiliates, at least 2,139,687 shares of Common Stock and/or Preferred Stock.

(e)   "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(f)   "Permitted Transferee" shall mean any member of a Stockholder's family (which for purposes of this definition shall include a spouse, child (natural or adopted) or any other lineal descendant of the Stockholder or his spouse) or the trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are wholly owned by, the Stockholder or any such members of his family.

(g)   "Person" shall mean an individual, a corporation, an association, a partnership, a limited liability company, an estate, a trust, and any other entity or organization, governmental or otherwise.

(h)   "Preferred Stock" shall mean the Series Seed Preferred Stock of the Company $0.0001 par value per share.

(i)   "Public Offering" shall mean and include the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of Common Stock.

(j)   "Sale of the Company" shall mean a merger, consolidation, sale of assets or other transaction or series of related transactions pursuant to which the business of the Company is sold or transferred to an unaffiliated third party on an arms' length basis and all Shares held by all Stockholders are also sold or transferred in connection therewith.

(k)   "Shares" shall mean and include all shares of Stock now owned or hereafter acquired by a Stockholder.

(l)   "Stock" shall mean and include all shares of Common Stock and all other securities of the Company which may be issued in exchange for or in respect of shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization, or any other means), as well as all shares of Common Stock issued or issuable upon the conversion of the Preferred Stock, and shall include any rights, options, warrants or other securities convertible into or exchangeable for shares of Common Stock of the Company.

(m)   "Stockholder" shall mean each Person named as a Founder or Stockholder on the signature pages to this Agreement and each additional Person who at any time acquires Stock from the Company or a Stockholder and executes an Instrument of Adherence in the form of Exhibit A hereto pursuant to the provisions of Sections 2.1, 2.2 or 2.4 hereto.

(n)   "Transfer" shall mean to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any way encumber or dispose of directly or indirectly and whether or not by operation of law or for value.

ARTICLE II -- TRANSFER RESTRICTIONS

2.1   Additional Stockholders. The Company agrees that it will not, so long as this Agreement is in effect, issue any shares of Stock to any Person unless such Person executes an Instrument of Adherence in the form of Exhibit A hereto. Upon execution thereof, such Person shall be deemed to be a Stockholder hereunder for all purposes and all shares of Stock held by such Person shall be subject to all the provisions of this Amended and Restated Stockholders'

Agreement, provided, however, that this Section 2.1 shall not apply to Common Stock issued to an employee where the aggregate number of shares then owned by such employee is less than one-half of one percent (0.50%) of the total outstanding capital of the Company.

2.2   Prohibited Transfers.

(a)   No Stockholder shall Transfer all or any of his, her or its Shares except in compliance with the terms and conditions of this Agreement.

(b)   Notwithstanding anything to the contrary contained in this Agreement, and without compliance with the provisions of Sections 2.3 and 2.4 hereof, any Stockholder may Transfer, without the necessity of prior approval, all or any of his, her or its Shares to the Company or any Permitted Transferee or otherwise in accordance with Section 2.4 hereof; provided that in any such case, such Permitted Transferee shall agree to be bound by all of the provisions of this Agreement to the same extent as if such Permitted Transferee were the Stockholder, and shall execute and deliver to the Company an Instrument of Adherence in the form of Exhibit A hereto; and provided further that a proposed transferee (or affiliate thereof) may not a be a competitor of the Company (as determined by a vote of at least a majority of the directors constituting the Board of Directors of the Company but excluding any director who proposes to transfer Stock).

(c)   Nothing in this Section 2.2 shall be considered a waiver of any restrictions on transfer set forth in any Restricted Stock Agreement between the Company and any Stockholder, all of which restrictions on transfer shall remain in full force and effect.

2.3   Right of First Refusal on Dispositions.

(a)   If at any time any Stockholder desires to Transfer all or any part of such Stockholder's Shares to a third party other than the Company or a Permitted Transferee (the "Proposed Transferee"), such Stockholder (each, a "Selling Stockholder") shall submit to the Company and to each of the other Stockholders: (i) a *bona fide* written offer from the Proposed Transferee to purchase such Shares (which, upon acceptance by such Selling Stockholder, would constitute a legally binding obligation) and (ii) a written offer from the Selling Stockholder (the "Offer") to sell such Shares (the "Offered Shares") to the Company and the other Stockholders on terms and conditions, including price, not less favorable than those on which the Selling Stockholder proposes to sell such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the Offered Shares proposed to be sold, the total number of Shares owned by the Selling Stockholder, the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale and shall include a copy of the Offer to purchase from the Proposed Transferee. To the extent that the consideration proposed to be paid by the Proposed Transferee for the Offered Shares consists of property other than cash or a promissory note, the consideration required to be paid by the Company and the other Stockholders may consist of cash equal to the fair market value of such property, as determined in good faith by the Board of Directors of the Company.

(b)   The Company shall have the first right and option to purchase all or any of the Offered Shares and it shall communicate in writing its election to purchase to the Selling

Stockholder and to each of the other Stockholders, which communication shall be delivered in person or mailed to such Selling Stockholder and to each of the other Stockholders within fifteen (15) days of the date the Offer was made. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares by the Company.

(c)   In the event that the Company does not elect to purchase all of the Offered Shares, each of the other Stockholders shall have an option, exercisable within a period of 15 days from the date of delivery of the Offer, to purchase their pro rata share (see Section 2.4(d)) of the Offered Shares for the consideration per share and on the terms and conditions set forth in the Offer. Such option shall be exercised by delivery by such other Stockholder of written notice to the Selling Stockholder, in care of the Secretary of the Company.

(d)   In the event options to purchase have been exercised by the other Stockholders with respect to some but not all of the Offered Shares, those other Stockholders who have exercised their options within the 15 day period specified in Section 2.3(c) shall have an additional option, for a period of five days next succeeding the expiration of such 15 day period, to purchase all or any part of the balance of such Offered Shares (the "Remaining Offered Shares") on the terms and conditions set forth in the Offer, which option shall be exercised by the delivery of written notice to the Selling Stockholder in care of the Secretary of the Company. In the event there are two or more such other Stockholders that choose to exercise the last-mentioned option for a total number of Remaining Offered Shares in excess of the number available, the Remaining Offered Shares available for each such Stockholder's option shall be allocated to all such Stockholders based on their pro rata share (see Section 2.4(e)) of such Remaining Offered Shares.

(e)   If the options to purchase the Offered Shares are exercised in whole or in part by the Company and/or one or more of the other Stockholders, the Company shall immediately notify the Selling Stockholder and all of the Stockholders of that fact. The closing of the purchase of the Offered Shares shall take place at the offices of the Company no later than five days after the date of such notice, on the date specified by the Company in such notice.

(f)   If any Stockholder is subject to a Transfer of his, her or its Shares by any (i) bankruptcy or insolvency law or proceeding, any divorce proceeding or otherwise by operation of law (other than death), or (ii) if any Transfer of Shares is made or attempted contrary to the provisions of this Agreement, the Company, or if the Company does not desire to purchase, the other Stockholders, will have the right to purchase any and all of such Shares from such Stockholder, his legal representatives or his, at the price, if any, paid for or proposed to be paid for such Shares or for fair market value as determined under Section 2.3(f), whichever is greater, which right may be exercised (x) at any time before or within 30 days after the Transfer with respect to a Transfer pursuant to Section 2.3(f)(i) and (y) at any time before or after the Transfer with respect to a Transfer pursuant to Section 2.3(f)(ii).

(g)   The fair market value of the Shares subject to purchase pursuant to Section 2.3(f) will be jointly determined by the affected Stockholder under Section 2.3(f) and the Company or the other Stockholders who elect to purchase (acting by majority in interest) or, if they are unable to agree, by such other appraiser as the affected Stockholder under Section 2.3(f) and such other Stockholders (acting by majority in interest) may jointly choose. The Company and/or Stockholders who elect to purchase and the affected Stockholder under Section 2.3(f) will each bear one-half (1/2) of the fees and expenses arising out of the appraisal.

2.4   Failure To Fully Exercise Options.

(a)   If the Company or the Stockholders do not exercise their options to purchase all of the Offered Shares within the periods described in Section 2.3 of this Agreement (the "Option Period"), then the Selling Stockholder may, for 60 days after the expiration of the Option Period, sell to the Proposed Transferee, pursuant to and on the same terms and conditions as the Offer, all of the such Offered Shares not purchased or agreed to be purchased by the Company or the other Stockholders; provided that in any such case, such Proposed Transferee shall agree to be bound by all of the provisions of this Agreement to the same extent as if such Proposed Transferee were the Selling Stockholder, and shall execute and deliver to the Company an Instrument of Adherence in the form of Exhibit A hereto; and provided further that a Proposed Transferee (or affiliate thereof) may not a be a competitor of the Company (as determined by a vote of at least a majority of the directors constituting the Board of Directors of the Company but excluding any director who proposes to transfer Stock).

(b)   If the Selling Stockholder wishes to transfer any such Shares at a price per Share which differs from that set forth in the Offer, upon terms different from those previously offered to the Company and the other Stockholders, or more than 60 days after the expiration of the Option Period, then, as a condition precedent to such transaction, such Shares must first be offered to the Company and the other Stockholders on the same terms and conditions as given the Proposed Transferee, and in accordance with the procedures and time periods set forth above.

(c)   The right of first refusal provided in Section 2.3 shall not apply (i) with respect to sales, transfers or exchanges of Shares by the Selling Stockholder to the Company or to a Permitted Transferee, (ii) in conjunction with the Sale of the Company or (iii) in conjunction with a Public Offering.

(d)   For purposes of determining a Stockholder's pro rata share under this Agreement, such pro rata share shall be the ratio of such Stockholder's Shares to all Shares held by all Stockholders. For purposes of this Agreement, all such calculations of pro rata share and all other pro rata calculations of numbers of Shares shall be made based on the number of Shares then held by the applicable Persons and calculated on the basis that (i) all shares of Stock then held by any such Persons were converted on the date of any notice into the largest whole number of shares of Common Stock into which such shares were then convertible, and (ii) treating all shares subject to options and warrants held by any such Persons as outstanding and held by such Persons on the date of any notice.

(e)   Notwithstanding the provisions of Section 2.3 and this Section 2.4, if a Stockholder and its Permitted Transferees and Affiliates own Shares, such Stockholder and its Permitted Transferees and Affiliates may allocate among themselves, in such manner as they may determine, their respective right to purchase Shares from a Selling Stockholder.

2.5   Failure to Deliver Shares. If a Stockholder becomes obligated to sell any Shares to the Company or any other Stockholder under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, the Company or such other Stockholder, as the case may be, may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Shares as is herein specified. Thereupon, the Company, upon written notice to such Stockholder, (a) shall cancel on its books the certificate or certificates representing the Shares to be sold and (b) shall issue, in lieu thereof, in the name of the Company or such other Stockholder or Stockholders, as applicable, a new certificate or certificates representing such Shares, and thereupon all of such Stockholder's rights in and to such Shares shall terminate.

2.6   Market Stand-Off. In connection with the Company's initial Public Offering, each Stockholder severally and not jointly agrees that it will not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or otherwise Transfer, or agree to engage in any of the foregoing transactions with respect to, any of the Company's equity securities without the prior written consent of the Company or its underwriters. Such restriction (the "Market Stand-Off") shall be in effect for such period of time following the date of the final prospectus for the initial Public Offering as may be requested by the Company or such underwriters, however, in no event shall such restrictive period exceed 180 days. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 2.6 and shall have the right, power and authority to enforce the provisions hereof as though such underwriters were parties hereto. This Section 2.6 shall apply only in connection with the Company's initial Public Offering, shall not apply to any shares of Stock registered in such initial Public Offering and shall be applicable to the Stockholders only if all officers and directors of the Company enter into similar agreements. The Stockholders acknowledge and agree that the Company may impose stop-transfer instructions with respect to the Shares subject to the foregoing restriction until the end of the applicable restrictive period.

2.7   Right of First Offer. Subject to the terms and conditions of this Section 2.7 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Major Investor. The Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself and its Affiliates; provided that each such Major Investor and/or its Affiliates, taken collectively, agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor.

(a)   The Company shall give notice (the "Offer Notice") to the Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, the Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Shares then held by the Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of any Preferred Stock and any other Derivative Securities then outstanding). The closing of any sale pursuant to this Section 2.7(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 2.7(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 2.7(b), the Company may, during the ninety (90)day period following the expiration of the periods provided in Section 2.7(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investor in accordance with this Section 2.7.

(d)   The right of first offer in this Section 2.7 shall not be applicable to (i) shares of Common Stock issued in the Company's first underwritten Public Offering, (ii) shares of Common Stock, options or convertible securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock, (iii) shares of Common Stock or options issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, (iv) shares of Common Stock or convertible securities actually issued upon the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security, (v) shares of Common Stock, options or convertible securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, (vi) shares of Common Stock, options or convertible securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, (vii) shares of Common Stock, options or convertible securities issued pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board, or (viii) shares of Common Stock, options or convertible securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(e)   Termination. The covenants set forth in Section 2.7 shall terminate and be of no further force or effect upon the earliest of: (i) with respect to the Major Investor, when the Major Investor's ownership of Shares decreases below the threshold for qualification as a Major Investor, (ii) immediately before the consummation of the Company's first underwritten Public Offering, or (iii) upon the consummation of the Sale of the Company.

ARTICLE III -- VOTING PROVISIONS

3.1   Right of Required Sale.

(a)   If, at any time prior to the first underwritten Public Offering by the Company under the Securities Act of any of its equity securities for its own account pursuant to an effective registration statement, (i) any person or entity offers to acquire all or substantially all of the assets or business of the Company, by merger, sale of assets or otherwise in one or a series of *bona fide* arm's length transactions to a third party who is not an affiliate of the Company or any of its stockholders (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold immediately following such merger or consolidation at least 50% by voting power of the capital stock of the surviving corporation) and (ii) such transaction is approved by (A) the Board and (B) Stockholders of the Company who hold shares representing at least 75% of the voting power of all shares then held by all Stockholders of the Company then, upon not less than ten (10) days written notice from the Company, which notice shall include reasonable details of the proposed sale or exchange, including the proposed time and place of the closing and the consideration to be received by its stockholders (such notice being referred to as the "Sale Request"), each Stockholder shall be obligated to and shall (W) vote all of his, her or its Shares in favor of such transaction, or provide an irrevocable proxy to vote such Shares in favor thereof, to the extent any such vote is required for the consummation of such transaction; (X) sell, transfer or exchange all of his, her or its Shares in connection with such transaction (and deliver certificates for such Shares at the closing, free and clear of all liens and encumbrances) on the same terms as those consented to by the Company's Board of Directors (with appropriate adjustment to reflect the conversion of convertible securities and the preference and priorities of each series of preferred stock, if any, that is then authorized and outstanding in accordance with the Company's Certificate of Incorporation, as amended); (Y) upon request, consent to the cancellation of any vested stock options, warrants, or other securities exercisable for or convertible into Common Stock, for an amount per share equal to the difference, if any, between the consideration per share referenced in the preceding clause and the exercise price of such vested stock options, warrants or other securities; and (Z) execute and deliver such instruments of conveyance and transfer and take such other action, including executing any purchase agreement, merger agreement, indemnity agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of this Section 3.1.

(b)   If a Stockholder fails or refuses to vote or sell his, her or its Shares as required by, or votes his, her or its Shares in contravention of, this Section 3.1, then such party hereby grants to the President and Treasurer an irrevocable proxy, coupled with an interest, to vote such Shares in accordance with this Section 3.1, and hereby appoints the President and Treasurer and each of them acting singly, his, her or its attorney in fact, to sell such Shares, vested stock options, warrants, or other securities exercisable for or convertible into Common Stock in accordance with the terms of this Section 3.1. In the event that a Stockholder fails or refuses to comply with the provisions of this Section 3.1, the Company and the purchaser in such transaction, at their election, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such party, the rights of any such party with respect to the Shares, vested stock options, warrants, or other securities exercisable for or convertible into Common Stock of such party shall cease.

3.2   Board of Directors.

(a)   At all meetings (and written actions in lieu of meetings) of stockholders of the Corporation at which the number of directors is to be determined, each Stockholder will vote all Shares held or controlled by such Stockholder to fix the number of directors at three (3) members.

(b)   At all meetings (and written actions in lieu of meetings) of stockholders of the Corporation at which directors are to be elected, each Stockholder will vote all Shares held or controlled by such Stockholder to elect the following Persons to the Corporation's Board of Directors: (i) Tom Milnes, so long as he holds any Shares; (ii) the then-serving Chief Executive Officer of the Corporation, currently Dustin Alinger (the "CEO Director"), it being acknowledged and agreed that Dustin Alinger, so long as he holds any Shares shall have the exclusive power to remove and replace the CEO Director, and (iii) a second individual named and appointed by Dustin Alinger, who shall initially be Tracy Alinger.

(c)   The Corporation shall promptly reimburse each director of the Corporation for all of such director's reasonable and documented out-of-pocket expenses incurred in accordance with Corporation policy in performing her or his duties as a director and in attending each meeting of the Board or any committee thereof. Meetings of the Board of Directors shall be held at least on a quarterly basis at any location selected by the Board unless otherwise agreed by all members of the Board.

3.3   No Revocation. The voting agreements contained in this Article III are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Section 4.4 hereof. Nothing in this Section 3.2 shall be construed as limiting the provisions of Section 4.1 or 4.4 hereof.

ARTICLE IV -- GENERAL

4.1   Termination. This Agreement shall automatically terminate immediately prior to a Public Offering or the Sale of the Company; provided however, the provisions of Section 2.6 shall continue following such Public Offering.

4.2   Entire Agreement.   This Agreement, together with any Restricted Stock Agreements also entered into between the Company and any Stockholder, constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement supersedes any prior stockholders agreement by and between the Company and any of the Stockholders and any such agreement is hereby terminated and of no further force and effect. To the extent any term or other provision of any other agreement or instrument by which any party hereto is bound conflicts with this Agreement, this Agreement shall have precedence over and shall supersede such conflicting term or provision.

4.3   Transfers of Rights. All covenants and agreements in this Agreement by or on behalf of any party hereto shall be binding upon and shall inure to the benefit of any successor or assignee of such party (including, without limitation, transferees of Shares) whether so expressed or not; provided, however, that any transfer or assignment of rights hereunder is made in accordance with and subject to the provisions hereof and that each successor or assignee executes an Instrument of Adherence evidencing the agreement of such party to be bound by the terms and conditions hereof.

4.4 <u>Waiver and Amendment</u>. No amendment, modification, or termination of, or waiver under, any provision of this Agreement shall be valid or effective unless in writing and signed by (i) the Company, (ii) holders of a majority in voting power of the Shares held by the Founders, and (iii) the holders of a majority in voting power of the Shares held by all Stockholders that are parties hereto, and any such amendment, modification, termination or waiver shall be binding upon all parties hereto; provided that this Agreement may be amended, modified or terminated, and any right hereunder may be waived, with the consent of less than all Founders or Stockholders, as the case may be, only in a manner that affects all Founders or Stockholders, as the case may be, in the same fashion; and provided, further, that the consent of a party shall not be required for any amendment, modification or termination hereof, or waiver hereunder, if such party is not adversely affected thereby. The Company shall provide prompt written notice of any amendment, modification or termination hereof, or waiver hereunder, to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

4.5 <u>Legend</u>. Each certificate evidencing any of the Shares shall bear a legend substantially as follows:

> "The shares represented by this certificate are subject to restrictions on transfer and other restrictions and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with and subject to all the terms and conditions of a certain Second Amended and Restated Stockholders' Agreement dated as of December ___, 2023, as amended or restated from time to time, a copy of which the Company will furnish to the holder of this certificate upon written request and without charge."

4.6 <u>Notice</u>. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address set forth on the signature page hereto or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with the foregoing.

4.7 <u>Governing Law</u>. This Agreement shall be governed by and construed and enforced in accordance with, the General Corporation Law of the State of Delaware with respect to matters within the scope thereof and, as to all other matters, shall be governed by and construed and enforced in accordance with, the internal laws of The Commonwealth of Massachusetts, without regard to principles of conflicts of laws.

4.8   Waiver of Jury Trial. The parties hereby waive any and all rights to trial by jury in any action or proceeding to enforce or defend any rights under this Agreement, whether grounded in tort, contract or otherwise.

4.9   Specific Enforcement. Each Stockholder expressly agrees that each Stockholder and the Company will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants or conditions of this Agreement by a Stockholder, the other Stockholders and the Company shall, in addition to all other remedies, each be entitled to a temporary or permanent injunction, without showing any actual damage, and a decree for specific performance, in accordance with the provisions hereof.

4.10   Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

4.11   Captions. Captions are for convenience only and are not deemed to be part of this Agreement.

4.12   Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural and vice versa.

4.13   Continuation of Employment. Nothing in this Agreement shall create an obligation on the Company or any Stockholder to continue the employment of any Stockholder with the Company.

4.14   Counterparts; Electronic Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Each party to this Agreement agrees that its transmission of its own signature by DocuSign, PDF or other electronically scanned image will bind it and that it will accept similarly transmitted signatures of each other party to this Agreement.

[Signatures set forth on following pages.]

REELVIEW FISHING, INC.

Second Amended and Restated Stockholders' Agreement
Counterpart Signature Page

IN WITNESS WHEREOF, this Second Amended and Restated Stockholders' Agreement has been executed as of the date and year first above written by the Founders and Stockholders referenced below.

COMPANY:

REELVIEW FISHING, INC.

DocuSigned by:

Dustin Alinger
E8320AABEB354EB...
Name: Dustin Alinger
Title: President

FOUNDER:

DocuSigned by:

Dustin Alinger
E8320AABEB354EB...
Dustin Alinger

STOCKHOLDERS:

_____
Robert Oppen

_____
Erik Herold

DocuSigned by:

Thomas B. Milnes
DEC74C9A9B7E49B...
Tom Milnes

DocuSigned by:

Tracy Alinger
7F54665941BE47D...
Tracy Alinger

REELVIEW FISHING, INC.

<u>EXHIBIT A</u>

INSTRUMENT OF ADHERENCE

       The undersigned, a holder of shares of Stock of ReelView Fishing, Inc., a Delaware corporation (the "<u>Company</u>"), hereby joins in and agrees to be bound by all the terms and provisions of that certain Second Amended and Restated Stockholders' Agreement dated as of the 20th day of December, 2023 and shall for all purposes be deemed to be a Stockholder thereunder, subject to all of the rights and obligations of a Stockholder set forth therein, and hereby agrees that all shares of Stock now or hereafter held by the undersigned shall be subject to the restrictions on transfer, rights of purchase and other provisions of said Agreement.

       EXECUTED on this _____ day of _____, _____.

                                   _____

                         Address: _____

                                   _____

EXHIBIT H
Financial Statements
(Attached)

REELVIEW FISHING, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ReelView Fishing, Inc.
Swampscott, MA

Opinion

We have audited the financial statements of ReelView Fishing, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023, and 2022 and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2023, and 2022 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022 and the result of its operations and its cash flows for the period ending December 31, 2023, and 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 27, 2024
Los Angeles, California

REELVIEW FISHING, INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,369,454	$	659,512
Total Current Assets		**1,369,454**		**659,512**
Property and Equipment, net		232,080		-
Security Deposits		15,240		-
Total Assets	$	**1,616,774**	$	**659,512**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Convertible Notes	$	-	$	40,000
Accrued Interest on Convertible Notes		-		4,379
Accrued Expenses		4,453		-
Credit Cards		18		-
Total Current Liabilities		**4,471**		**44,379**
Deferred Revenue		65,756		-
Total Liabilities		**70,227**		**44,379**
STOCKHOLDERS EQUITY				
Common Stock		1,159		918
Preferred Stock		131		-
Additional Paid in Capital		3,402,701		849,825
Equity Issuance Costs		(41,266)		(11,560)
Accumulated Deficit		(1,816,178)		(224,050)
Total Stockholders' Equity		**1,546,547**		**615,133**
Total Liabilities and Stockholders' Equity	$	**1,616,774**	$	**659,512**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.
STATEMENTS OF OPERATIONS

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	690,471	123,563
Research and Development	794,342	55,656
Sales and Marketing	107,045	2,604
Total Operating Expenses	**1,591,858**	**181,823**
Operating Loss	**(1,591,858)**	**(181,823)**
Interest Expense	(270)	(2,400)
Other Income/(Loss)	-	-
Loss Before Provision for Income Taxes	**(1,592,128)**	**(184,223)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,592,128)**	**$ (184,223)**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Opening

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	**7,000,000**	**$ 700**	**-**	**$ -**	**$ -**	**$ -**	**$ (39,827)**	**$ (39,127)**
Common Stock Issuance	2,184,736	218	-	-	849,825	(11,560)	-	838,483
Net Loss	-	-	-	-	-	-	(184,223)	(184,223)
Balance—December 31, 2022	**9,184,736**	**$ 918**	**-**	**$ -**	**$ 849,825**	**$ (11,560)**	**$ (224,050)**	**$ 615,133**
Common Stock Issuance	2,315,900	232	-	-	1,499,746	(18,395)	-	1,481,583
Preferred Stock Issuance	-	-	1,312,343	131	999,868	(11,311)	-	988,689
Conversion of Convertible Notes To Common Stock	86,168	9	-	-	44,640	-	-	44,649
Share-Based Compensation Expense	-	-	-	-	8,621	-	-	8,621
Net Loss	-	-	-	-	-	-	(1,592,128)	(1,592,128)
Balance—December 31, 2023	**11,586,804**	**$ 1,159**	**1,312,343**	**$ 131**	**$ 3,402,701**	**$ (41,266)**	**$ (1,816,178)**	**$ 1,546,547**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,592,128)	$	(184,223)
Adjustments To Reconcile Net Loss To Net Cash Used By Operating Activities:				
Depreciation of Property		10,249		-
Interest Expense		270		2,400
Share Based Compensation Expense		8,621		-
Changes In Operating Assets And Liabilities:				
Security Deposits		(15,240)		-
Deferred Revenue		65,756		-
Accrued Expenses		4,453		2,852
Credit Cards		18		-
Net cash used by operating activities		(1,518,001)		(178,971)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases Of Property And Equipment		(242,329)		-
Net Cash Used In Investing Activities		(242,329)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock Issued, net of offering costs		1,481,583		838,483
Proceeds from Issuance of Preferred Stock Issued, net of offering costs		988,689		-
Issuance Of Convertible Notes		-		-
Net Cash Provided By Financing Activities		2,470,272		838,483
Change In Cash And Cash Equivalents		709,942		659,512
Cash And Cash Equivalents—Beginning Of Year		659,512		-
Cash And Cash Equivalents—End Of Year	$	1,369,454	$	659,512
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of Convertible Notes To Common Stock	$	44,649	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

ReelView Fishing, Inc. ("the Company") was formed in Delaware on May 18, 2020. The financial statements of ReelView Fishing Inc. (which may be referred to as the "Company", "we", "us", "our" or "ReelView Fishing") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is in Boston, Massachusetts.

The Company plans to earn revenue through sales of its live-view fishing products and licensing of the underlying technology to other recreational fishing equipment manufacturers. The Company's customers will initially be located in the United States with future expansion into select international markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $1,119,454 and $409,512, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 Years
Leasehold improvements	2 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ReelView Fishing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $107,045 and $2,604, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and Development costs for the years ended December 31, 2023, and December 31, 2022, amounted to $794,342 and $55,656.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense using a cliff method vesting. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 27, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022.

We adopted the standard effective January 1, 2023 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of right-of-use assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease right-of-use assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2023

The Company has no long-term lease agreements and hence there are no effects of adoption of Lease standard.

3. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,	2023	2022
Equipment	$ 223,429	$ -
Leasehold Improvements	18,900	-
Property and Equipment, at Cost	**242,329**	**-**
Accumulated Depreciation	(10,249)	-
Property and Equipment, Net	**$ 232,080**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $10,249 and $0, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares with a par value of $0.0001 per share. As of December 31, 2023, and December 31, 2022, common shares outstanding were 11,586,804 and 9,184,736 respectively.

Preferred Stock

The Company is authorized to issue 1,312,343 shares of preferred shares with $0.0001 par value. As of December 31, 2023, and December 31, 2022, 1,312,343 and 0 shares of preferred shares have been issued and are outstanding respectively.

Debt to Equity Conversion

During the year ended December 31, 2023, the Company converted convertible notes with principal balance of $40,000 and accrued interest of $4,640 into 86,168 shares of common shares.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Amended Stock Option Plan which was amended in 2023 (which may be referred to as the "Plan"). The Company reserved 1,536,631 shares of its non-voting Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	50%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2022	**-**	**$**	**-**	**-**
Exercisable Options at December 31, 2022	**-**	**$**	**-**	**-**
Granted	756,171		-	9.5
Exercised	-		-	-
Expired/Cancelled	(95,692)		-	-
Outstanding at December 31, 2023	**660,479**	**$**	**0.72**	**9.5**
Exercisable Options at December 31, 2023	**660,479**	**$**	**0.72**	**9.5**

Stock option expense for the years ended December 31, 2023, and December 31, 2022, was $8,621 and $0, respectively.

6. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					As Of December 2023			As Of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Related Party	$ 25,000	6.00%	2020	2022	$ -	$ -	$ -	$ 25,000	$ -	$ 25,000
Convertible Note - Related Party	15,000	6.00%	2021	2022	-	-	-	15,000	-	15,000
Total					**$ -**	**$ -**	**$ -**	**$ 40,000**	**$ -**	**$ 40,000**

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.52. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(188,644)	$	(9,724)
Valuation Allowance		188,644		9,724
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(209,289)	$	(20,645)
Valuation Allowance		209,289		20,645
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $151,554, and the Company had state net operating loss ("NOL") carryforwards of approximately $57,735. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions..

8.   RELATED PARTY

The convertible notes outstanding as of December 31, 2022 were issued to parent of the CEO and therefore a related party. The terms, interest rate and conversion feature and conversion in 2023 of the convertible notes are detailed in Note 6 of these financial statements.

In 2022, the Company entered into a licensing agreement with TSL Cables, Inc. a related party due to common ownership. Under the licensing agreement, the Company granted the use of certain patents and know-how to TSL Cables, Inc.. The terms of the contract for the know-how is 12 months from the agreement date and for the use of patents is indefinite. TSL Cables, Inc. issued 20,000 shares of its non-voting common stock to the Company as consideration which represents 2% of TSL Cables, Inc.'s fully diluted capitalization as of agreement date. Moreover, TSL Cables, Inc. would make royalty payments to the Company equals to 2% of Net Sales. During the years ended 2023 and 2022, the Company did not earn any royalty payments under this agreement. The Company accounted for the 20,000 shares of TSL Cables, Inc. stock received as consideration at fair-value considering the TSL Cables, Inc. stock price and capitalization and determined the fair-value to be negligible as of the agreement date. The Company accounts for this investment on a cost basis and performs an impairment test at each reporting period. As of December 31, 2023 and 2022, no impairment loss was recorded.

In 2023, the Company entered into a resource sharing agreement with TSL Cables, Inc., a related party due to common ownership. Under the resource sharing agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Deferred revenue under this agreement as of December 31, 2023 was $65,756.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through December 27, 2024, the date the financial statements were available to be issued.

In 2024, subsequent to year end, the Company entered into an amendment to its lease agreement extending the term from June 2024 to May 2025. Future lease payments from this amendment amounts to $61,860.

In November 2024, the Company filed an amendment to its Articles of Incorporation increasing the number of shares the Company is authorized to issue as follows:

- Common Shares of par value $0.0001 the Company is authorized to issue increased to 18,837,586.

- Preferred Shares of par value $0.0001 the Company is authorized to issue increased to 3,367,137.

There were certain changes to the voting and distribution rights of classes.

During 2024, the Company granted 405,245 options, out of which 365,245 are incentive stock options with 4 years vesting and certain cliffs and 40,000 are non-qualified stock options with 2 years vesting period.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company has not yet started generating revenues and will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

REELVIEW FISHING CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

FROM
INCEPTION DATE (DECEMBER 20, 2024)
TO
YEAR ENDED DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ReelView Fishing CF Investors SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of ReelView Fishing CF Investors SPV, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the period from December 20, 2024 (Inception Date) to year ended December 31, 2024 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ReelView Fishing CF Investors SPV, LLC as of December 31, 2024, and the results of its operations and its cash flows for the period from December 20, 2024 (Inception Date) to year ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ReelView Fishing CF Investors SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ReelView Fishing CF Investors SPV, LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ReelView Fishing CF Investors SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ReelView Fishing CF Investors SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Matter – Special Purpose Vehicle

The financial statements presented in this report are those of a Special Purpose Vehicle (SPV) and are intended to reflect the financial position and performance of the SPV itself on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e., ReelView Fishing, Inc.).

SetApart Accountancy Corp.

January 10, 2025
Los Angeles, California

REELVIEW FISHING CF INVESTORS SPV, LLC
BALANCE SHEET

As Of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	-
Total Current Assets		-
Total Assets	$	-
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities	$	-
MEMBER'S EQUITY		
Total Member's Equity		-
Total Liabilities and Member's Equity	$	-

See accompanying notes to financial statements.

From December 20, 2024 (Inception Date) to	December 31, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
	-
Operating Expenses	**-**
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	**-**
	-
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—As of Inception December 20, 2024	$ -
Net Income/ Loss	-
Balance—December 31, 2024	$ -

See accompanying notes to financial statements.

From December 20, 2024 (Inception Date) to	December 31, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

REELVIEW FISHING CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2024

1. NATURE OF OPERATIONS

ReelView Fishing CF Investors SPV, LLC was formed on December 20, 2024, as a Delaware Limited Liability Company. The financial statements of ReelView Fishing CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Swampscott, Massachusetts.

ReelView Fishing CF Investors SPV, LLC is a special purpose vehicle ("SPV") to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase shares of ReelView Fishing, Inc. (which may be referred to as the "operating company") on behalf of the investors and in return, SPV will issue the investors security interests in the SPV, representing the shares of the operating company on a one-to-one basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in pre-revenue stage.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 10, 2025, which is the date the financial statements were issued.

3. MEMBERS' EQUITY

The Company did not issue any membership units as of December 31, 2024.

4. DEBT

The company has no debt outstanding as of December 31, 2024.

5. RELATED PARTY

There are no related party transactions as of December 31, 2024.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest are the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT I
Video Transcript
See Attached

EXHIBIT H- ReelView Fishing Video Transcript

00:00:00.235 --> 00:00:03.245

ReelView is a brand new, insanely fun way to fish.

00:00:03.755 --> 00:00:05.205

Whoa, whoa, whoa, whoa, whoa!

00:00:05.535 --> 00:00:07.965

We've created a complete video fishing system

00:00:08.075 --> 00:00:11.845

that lets you see underwater in full HD in real time.

00:00:11.915 --> 00:00:14.285

Barracuda Barracuda. Barracuda looking at it. Yeah,

00:00:14.285 --> 00:00:15.285

Yeah, yeah. Yes. You

00:00:15.285 --> 00:00:16.205

can catch a lot more fish.

00:00:17.225 --> 00:00:18.925

Go, go, go, go, go, go, go.

00:00:19.145 --> 00:00:21.525

And yes, it really is as cool as it sounds.

00:00:21.835 --> 00:00:23.405

Barracuda. Barracuda.

00:00:23.715 --> 00:00:25.565

When we recently came out of stealth mode

00:00:25.565 --> 00:00:27.445

and shared some content on social media,

00:00:27.665 --> 00:00:29.045

it went crazy viral.

00:00:31.025 --> 00:00:34.845

We racked up over 25 million views on only five videos from

00:00:34.845 --> 00:00:36.525

just a single content creator.

00:00:37.015 --> 00:00:38.285

Bring 'em up! Oh, Grouper ate it!

00:00:38.285 --> 00:00:40.765

Whoa, whoa, whoa, whoa, whoa! Go, go! Crank, crank,

00:00:40.765 --> 00:00:41.765

Crank! This reinforced

00:00:41.765 --> 00:00:43.125

what we always suspected.

00:00:43.125 --> 00:00:45.965

That ReelView can be a content creation machine

00:00:46.115 --> 00:00:47.725

that practically markets itself.

00:00:48.085 --> 00:00:50.285

Millions of people have already encountered ReelView,

00:00:50.505 --> 00:00:52.365

and our product isn't even for sale yet. Oh,

00:00:52.365 --> 00:00:53.365

that's awesome. Those are Bonita,

00:00:53.365 --> 00:00:54.605

I think. Oh, they're hitting the camera.

00:00:54.625 --> 00:00:56.525

You see that? Here he comes. Here he comes.

00:00:57.385 --> 00:00:59.805

Oh, he got it! I got him.

00:01:00.065 --> 00:01:02.205

We knew we wanted something that was easy to use,

00:01:02.305 --> 00:01:04.125
worked just like regular fishing gear,

00:01:04.425 --> 00:01:07.445
and gave you real-time, high definition underwater views.

00:01:07.985 --> 00:01:09.765
Oh, SHARK! The key to bringing this vision

00:01:09.765 --> 00:01:11.565
to life was the invention of eLine.

00:01:11.815 --> 00:01:14.565
eLine is our patented, super strong fishing line

00:01:14.565 --> 00:01:16.245
that lets you fish just like normal,

00:01:16.425 --> 00:01:19.205
but functionally acts as a waterproof electronic cable,

00:01:19.345 --> 00:01:22.085
so you get a high res, real-time view of what's happening

00:01:22.085 --> 00:01:23.445
around your bait as you fish.

00:01:23.695 --> 00:01:25.925

Think of it like FaceTiming with your bait.

00:01:26.585 --> 00:01:28.325

The impact that ReelView has on your fishing

00:01:28.325 --> 00:01:29.965

experience is unbelievable. (That was a Wahoo, dude)

00:01:29.965 --> 00:01:31.965

First, it can help you catch more fish,

00:01:32.185 --> 00:01:34.245

that's obvious. But second,

00:01:34.505 --> 00:01:36.645

it immerses you in this underwater world,

00:01:36.795 --> 00:01:39.165

that, for the most part, has really been a mystery.

00:01:39.235 --> 00:01:40.565

Everybody that's tried it,

00:01:40.595 --> 00:01:43.085

even the most experienced charter captains, told me

00:01:43.085 --> 00:01:45.605

that ReelView has taught them something new about fish

00:01:45.705 --> 00:01:47.405

and the environment, and it makes fishing

00:01:47.705 --> 00:01:48.765

so much fun. Those look

00:01:48.765 --> 00:01:49.765

good. We got trenches here.

00:01:49.765 --> 00:01:51.805

Yeah.

00:01:51.995 --> 00:01:53.685

Reel, reel, reel, reel, reel, reel!

00:01:54.555 --> 00:01:57.085

Fishing is already insanely popular, with up

00:01:57.085 --> 00:01:59.165

to 50 million Americans going fishing each year.

00:01:59.305 --> 00:02:01.645

That's more than golf and tennis combined,

00:02:01.785 --> 00:02:04.765

and these anglers spend nearly $8 billion on fishing

00:02:04.765 --> 00:02:06.405
equipment alone. Globally,

00:02:06.435 --> 00:02:08.125
that number is almost 18 billion.

00:02:08.385 --> 00:02:10.285
That's a huge market to go after.

00:02:10.865 --> 00:02:12.325
We also believe we've got a huge

00:02:12.325 --> 00:02:13.765
head start that we can protect.

00:02:14.395 --> 00:02:17.125
ReelView is a small team of engineers who love

00:02:17.125 --> 00:02:18.365
to build cool things.

00:02:18.945 --> 00:02:21.525
We knew this was gonna be a really hard problem to solve.

00:02:21.875 --> 00:02:25.205
ReelView was recently awarded our first US utility patent

00:02:25.345 --> 00:02:27.965

on what we consider to be the foundational technology

00:02:28.275 --> 00:02:31.045

that makes connected fishing possible.

00:02:31.105 --> 00:02:33.885

We have several other US and international patents pending,

00:02:34.225 --> 00:02:36.205

and we believe this IP will provide us

00:02:36.205 --> 00:02:39.085

with strong protection against copycats and competitors.

00:02:39.145 --> 00:02:42.645

And that phrase I used a second ago, connected fishing, is

00:02:42.645 --> 00:02:44.405

what we see as the future of the sport.

00:02:44.715 --> 00:02:47.005

ReelView's technology enables a future

00:02:47.055 --> 00:02:48.805

where your tackle is connected

00:02:48.905 --> 00:02:50.365

and intelligent, allowing you

00:02:50.365 --> 00:02:52.005

to fish in ways you've only dreamed of.

00:02:53.785 --> 00:02:56.645

Oh, oh. That's, that's a cobia! That was a cobia.

00:02:56.695 --> 00:02:57.885

We've got big plans

00:02:58.025 --> 00:02:59.285

and are crowdfunding now

00:02:59.285 --> 00:03:00.885

to get the capital we need for launch.

00:03:01.055 --> 00:03:02.765

We're ready to go into pre-production

00:03:02.765 --> 00:03:04.725

and tooling for our first product as we plan

00:03:04.725 --> 00:03:06.325

to roll it out in 2025.

00:03:06.835 --> 00:03:09.885

With your help, we believe we can make a huge splash in the

00:03:09.885 --> 00:03:12.045

fishing market. Invest in ReelView today

00:03:12.105 --> 00:03:14.725

and help us bring the underwater world to life. I think

00:03:14.725 --> 00:03:15.725

We're over the wreck, right? Oh,

00:03:15.725 --> 00:03:17.965

there it is. Look at that. Look at that!

EXHIBIT J
License Agreement between the Company and TSL Cables, Inc.
See Attached

LICENSE AGREEMENT

This license agreement ("Agreement") is by and between **ReelView Fishing, Inc.** ("RVF"), a Delaware corporation and **TSL Cables, Inc.**, a Delaware corporation ("COMPANY"), each a "Party," and collectively "Parties".

WHEREAS, COMPANY sees value in RVF's intellectual property rights and know-how and desires to obtain and use such intellectual property and know-how to advance the COMPANY's own product development, product testing and sublicensing efforts;

WHEREAS, RVF desires to make its intellectual and tangible property rights available for the development and commercialization of products, methods and processes for COMPANY's use and benefit; and

WHEREAS, RVF is willing to grant and COMPANY is willing to accept a royalty-bearing license under such rights for the purpose of developing and sublicensing such technology in certain Field (defined below).

NOW THEREFORE, in consideration of the foregoing and the terms and conditions set forth below, the Parties hereby agree as follows:

Article 1.00 – Definitions

For purposes of this Agreement, the terms defined in this Article will have the meaning specified and will be applicable both to the singular and plural forms:

1.01 "**Affiliate**": any corporation or other entity that controls, is controlled by, or is under common control with, COMPANY or RVF, as applicable. For purposes of this definition, "control" means ownership of: (a) at least fifty percent (50%) or the maximum percentage, if less than fifty percent (50%), as allowed by applicable law, of the outstanding voting securities of such entity; or (b) at least fifty percent (50%) of the Board-level, decision-making authority of such entity.

1.02 "**Confidential Information**": all proprietary unpublished or nonpublic information or materials including, but not limited to, written, oral or virtually presented information and such items as electronic media products, trade secrets, financial information, equipment, databases and the like provided by one Party to the other under this Agreement, or which is observed by a Party while on the other Party's premises. Confidential Information does not include any information or material that receiving party evidences is: (a) already known to the receiving party at the time of disclosure (other than from the disclosing party); (b) publicly known other than through acts or omissions of the receiving party; (c) disclosed to the receiving party by a third party who was not and is not under any obligation of confidentiality; or (d) independently developed by employees of the receiving party without knowledge of or access to the Confidential Information.

1.03 "**Effective Date**": June 30, 2022.

1.04 "Field": the fields of military and defense, oil and gas (including exploration, construction, extraction, delivery, and maintenance), subsea robotics (including commercial and consumer applications), industrial applications, and applications in the telecommunications industry.

1.05 "Know-How": research and development information, written materials, unpatented inventions, trade secrets, know-how and supportive information of RVF Investigator in the Field as of the Effective Date.

1.06 "Licensed Product": any product or process: (a) described by a pending claim of the Patent Rights; (b) the manufacture, use, sale, offer for sale or importation of which is covered by an issued claim of the Patent Rights; or (c) the development, manufacture, use, sale, offer for sale or importation of which incorporates, uses, was derived from, identified by, validated or developed in whole or in part using the Know-How.

1.07 "Net Sales": the amount invoiced by COMPANY or, in the case of a permitted sublicense, a Sublicensee for the transfer of a Licensed Product to, or performance of Professional Services for, a third party, less documented: (a) sales, excise, use, or value-added taxes shown on the face of the invoice (but not reduced by withholding tax); (b) credits for defective or returned Licensed Products actually given; and (c) regular trade and discount allowances given. Leasing, lending, consigning or any other activity by means of which a non-affiliated third party acquires the right to possess or use a Licensed Product (other than for testing or demonstration purposes) shall be deemed a transfer for the purpose of determining Net Sales. Net Sales on Licensed Products transferred as part of a non-cash exchange shall be calculated at the then-current customary sales price invoiced to third parties or fair market value if there are no current invoices to third parties. In the event that COMPANY transfers Licensed Products to an Affiliate, and the Affiliate retransfers the Licensed Products to third-party customers, then Net Sales shall be the price charged by the Affiliate to third-party customers, less documented allowable deductions. If such Affiliate does not retransfer the Licensed Product to third-party customers within one year, Net Sales shall be calculated to be the <u>higher</u> of:

(i) the price charged by the COMPANY to the Affiliate, or
(ii) the average price charged by the COMPANY to third-party customers, or
(iii) in the absence of sales to third party customers, the fair market price for the Licensed Products.

Net Sales accrues with the first of delivery or invoice. The following are not considered for purposes of determining Net Sales or for calculating Earned Royalties: (A) Licensed Products transferred to RVF or its Affiliates; and (B) Professional Services.

In the event that a Licensed Product is sold in combination with another product, Net Sales, for purposes of royalty payments on the combination product, shall be calculated by multiplying the Net Sales on sale of that combination by the fraction A/B, where A is the gross selling price of the Licensed Product sold separately and B is the sum of the gross selling prices of all items in the combination product. In the event that no such separate sales are made by the COMPANY, Net Sales for royalty determination shall be calculated by multiplying Net Sales of the combination by the fraction $C/(C+D)$ where C is the fully allocated cost of the Licensed Product and D is the fully allocated cost of other components, such standard costs being determined using the COMPANY's standard accounting procedures.

1.08 **"Patent Rights"**: patent application USS-001PR filed by RVF on inventions arising as a result of the RVF Investigator providing the Know-How and for which the RVF Investigator is a named inventor including any provisionals, divisionals, continuations therefrom, patents issuing thereon, re-examinations and re-issues thereof, as well as extensions and supplementary protection certificates and any foreign counterpart of any of the foregoing. RVF Investigator(s) must assign their rights in any inventions to RVF. COMPANY shall not acquire any intellectual property rights directly from RVF Investigator(s) under this Agreement.

1.09 **"Professional Services"**: any service that may be provided by COMPANY to third parties involving the implementation of Licensed Products, including without limitation the development of applications, customization, or integration of devices and/or systems in support of an end user's license and use of Licensed Product.

1.10 **"ROFR Field"**: all fields not otherwise included in the Field or RVF Field.

1.11 **"RVF Commencement Date"**: the earliest of the date in which RVF (i) completes its first sale of a consumer product in the RVF Field, or (ii) makes available for purchase its first consumer product in the RVF Field.

1.12 **"RVF Field"**: the fields of fishing (including commercial and consumer applications), sporting goods, exclusive of consumer subsea robotics (including a connected kite device).

1.13 **"RVF Investigator":** Dustin Alinger.

1.14 **"RVF Rights and Information":** Patent Rights, Know-How and RVF's Confidential Information.

1.15 **"Sublicensee"**: any third party or any Affiliate to whom COMPANY has conveyed rights or the forbearance of suit under the Patent Rights, Know-How or Materials.

1.16 **"Term"**: begins on the Effective Date and ends, subject to Article 10 (Term and Termination), upon the later of (a) the expiration date of the last to expire of the Patent Rights; or (b) the date of discontinuation of the sales of all Licensed Products by COMPANY and all Sublicensees.

1.17 **"Territory":** Worldwide.

Article 2.00 - Grant of Rights

2.0l **GRANT.** Subject to the terms and conditions of this Agreement, RVF grants to COMPANY an exclusive license with the right to sublicense, within the Field and Territory, under the Patent Rights to make, have made, use, offer for sale, sell, and import Licensed Products. For the avoidance of doubt, RVF retains all rights in and to the Patent Rights, Know-How and Confidential Information in respect of the RVF Field. To the extent COMPANY improves the Patent Rights or further develops technologies in connection therewith on the basis of such licensed rights ("Developments"), COMPANY shall license-back such Developments to RVF on a royalty-free, fully paid up, irrevocable, worldwide basis.

2.02   KNOW-HOW ACCESS. For a period of twelve (12) months following the Effective Date, RVF will provide reasonable access to RVF Investigator(s) to transfer Know-How, but in no event shall RVF be required to provide any Know-How in tangible form if it does not exist in tangible form as of the Effective Date.

2.03   RIGHT OF FIRST REFUSAL. For applications of the Patent Rights outside of the Field and RVF Field (the "ROFR Field"), COMPANY shall have a right of first refusal to deploy, commercialize and sublicense Licensed Products (the "ROFR") on the same terms and conditions that apply to the Field hereunder; provided, for the avoidance of doubt, that upon COMPANY's exercising the ROFR in respect of a ROFR Field, RVF shall grant to COMPANY an exclusive license with the right to sublicense on the same terms set forth herein. The foregoing ROFR shall exist for a period of six (6) months from the time in which such opportunity becomes available, as mutually agreed to by the Parties (the "ROFR Period"); provided, that COMPANY's right to exercise the ROFR is conditioned on COMPANY's good faith efforts to pursue such business opportunity during the ROFR Period. In the event COMPANY fails to pursue such business opportunity during the ROFR Period (as reasonably determined by RVF, in its sole reasonable discretion), COMPANY's ROFR shall expire, and any and all rights to Patent Rights, Know-How and Confidential Information in the ROFR Field shall revert exclusively to RVF and such ROFR shall terminate and be of no further force or effect.

2.04   NO OTHER RIGHTS GRANTED. This Agreement does not grant any right, title or interest outside the Field or Territory or any right, title or interest in or to any tangible or intangible property right of RVF or its Affiliates, including but not limited to any patent rights, know-how or material or any improvements thereon, that is not expressly stated in Sections 2.01 (Grant), 2.02 (Know-How Access) and 2.03 (Right of First Refusal). All such rights, titles and interests are expressly reserved by RVF and COMPANY agrees that in no event will this Agreement (i) exhaust any RVF patent rights, or (ii) be construed as a sale, an assignment or an implied license by RVF or its Affiliates to COMPANY of any tangible or intangible property rights.

2.05   SUBLICENSES. Any sublicense by COMPANY shall be to a Sublicensee that agrees in writing to be bound by substantially the same terms and conditions as COMPANY herein, or such sublicense shall be null and void. Sublicenses granted hereunder shall not be transferable, including by further sublicensing, delegatable or assignable without the prior written approval of RVF or such further sublicensing, delegation or assignation shall be null and void. COMPANY will provide RVF with an un-redacted copy of each sublicense agreement promptly after execution. Each sublicense agreement shall name RVF as a third party beneficiary and RVF shall have the right to terminate any sublicensee if Sublicensee brings any action or proceeding against RVF or its Affiliates with respect to the Patent Rights or Know-How. COMPANY shall not grant any royalty-free or exclusive sublicenses without RVF's prior written consent.

Article 3.00 –Royalties

3.01   CONSIDERATION. In consideration for the rights granted herein, COMPANY shall issue to RVF within thirty (30) days of the Effective Date twenty thousand (20,000) shares of the COMPANY's non-voting common stock, representing two percent (2.0%) of the COMPANY's capitalization on a fully diluted basis on the date of grant. Such shares will be issued to RVF pursuant to the terms of a Subscription Agreement mutually agreed to by the Parties. For the avoidance of any doubt, the Parties agree that the shares provided in this Section 3.01 are solely for the intellectual property licensed herein.

All shares issued to RVF shall be duly authorized, validly issued, fully paid for, non-assessable and unencumbered, and any associated agreements RVF shall be required to enter into related to such issuance shall only contain reasonable and customary terms and conditions.

3.02   EARNED ROYALTIES. COMPANY will make nonrefundable and noncreditable earned royalty payments ("Earned Royalties") to RVF of two percent (2%) of Net Sales of Licensed Products.

The Earned Royalties are payable as described in Section 4.01 (Reports and Payment).   No Earned Royalties are due RVF on transfers to RVF or RVF Affiliates.

3.03   TAXES. Each Party shall be responsible for (and remit as prescribed by the laws of any duly constituted taxing authority with jurisdiction) any sales, use, transaction privilege, gross receipts, cash collections, value added, excise, goods and services, transfer or similar taxes, duties, customs, tariffs, imposts or any surcharges or escheat requirements (collectively, "Taxes") imposed upon such Party: (a) by reason of the performance by RVF of its obligations under this Agreement, or the payment of any amounts by COMPANY to RVF under this Agreement; (b) based on the rights granted herein; or (c) related to use, sale or importation of the Licensed Product. For jurisdictions where Taxes are imposed by statute upon COMPANY, without statutory provision for recovery from RVF, COMPANY shall bear the Taxes in full and without reimbursement. For jurisdictions where Taxes are imposed by statute upon RVF but collected or withheld by COMPANY, and in the event COMPANY does not collect or withhold such tax from RVF and is subsequently audited by any tax authority, liability of RVF will be limited to the tax assessment, with no reimbursement for penalty or interest charges. If necessary, COMPANY will obtain, or assist RVF in obtaining, any tax reduction (including avoidance of double taxation), tax refund or tax exemption available to RVF by treaty or otherwise.

3.04   U.S. CURRENCY. All payments to RVF under this Agreement will be made by draft drawn on a U.S. bank, and payable in U.S. dollars.

3.05   OVERDUE PAYMENTS. If overdue, the payments due under this Agreement shall bear interest until paid at a per annum rate of two percent (2%) above the prime rate in effect on the due date. RVF shall be entitled to recover, in addition to all other remedies, reasonable attorneys' fees and costs related to the administration or enforcement of this Agreement, including collection of payments, following COMPANY's such failure to pay. The acceptance of any payment, including such interest, shall not foreclose RVF from exercising any other right or seeking any other remedy that it may have as a consequence of the failure of COMPANY to make any payment when due.

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Article 4.00 - Accounting and Reports

4.01   REPORTS AND PAYMENT. COMPANY will deliver to RVF on or before the following dates: January 1st and July 1st, a written report setting forth a full accounting showing how any amounts due to RVF for the preceding calendar half-year have been calculated as provided in this Agreement, including an accounting of total Net Sales with a reporting of any applicable foreign exchange rates, deductions, allowances, and charges and any payments due from Sublicensees. Each report will include product names and quantity sold for each country in which the Licensed Product was sold. If no Licensed Product transfers have occurred and no other amounts are due to RVF, COMPANY will submit a report so stating. Each such report will be accompanied by the payment of all amounts due for such reporting period.

4.02   ACCOUNTING. COMPANY will, throughout the Term, keep complete, continuous, true and accurate books of accounts and records sufficient to support and verify the calculation of Net Sales, all royalties and any other amount believed due and payable to RVF under this Agreement. Such books and records will be open at all reasonable times upon reasonable advance notice for inspection by a representative of RVF for audit and verification of royalty statements or of compliance with other aspects of this Agreement. The RVF representative will treat as confidential all relevant matters and will be a person or firm reasonably acceptable to COMPANY. In the event such audit reveals an underpayment by COMPANY, COMPANY will within thirty (30) days pay the royalty due in excess of the royalty actually paid. In the event the audit reveals an underpayment by COMPANY of more than ten percent (10%) of the amount due, COMPANY will pay interest on the royalty due in excess of the royalty actually paid at the highest rate then permitted by law. In the latter event, COMPANY will pay all of RVF's costs in conducting the audit.

Article 5.00 - Diligence

5.01   DEVELOPMENT PLAN. COMPANY will make commercially reasonable efforts to bring Licensed Products to market in the Field in the Territory. COMPANY has provided RVF with a development plan that describes how COMPANY intends to bring Licensed Products to market.

5.02   DILIGENCE REPORTS. At RVF's request, COMPANY will provide RVF with annual reports within thirty (30) days of each anniversary of the Effective Date describing in detail: (a) as of that reporting period, all development and marketing activities for each Licensed Product and the names of all Sublicensees, including which of the Sublicensees are Affiliates; and (b) an updated development plan for the next annual period. RVF shall have the right to audit COMPANY's and Sublicensees' records relating to development of Licensed Products.

Article 6.00 – Intellectual Property Management

6.01   ENFORCEMENT. If COMPANY becomes aware of a third party infringement of any unexpired claim within the Patent Rights, COMPANY will promptly provide RVF with written notice and provide RVF a sample of the alleged infringing article.   In the event RVF agrees that the article infringes one more claims of the Patent Rights, the parties will confer to decide upon

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an appropriate course of action, if any, to take against the infringer in view of all of the circumstances then existing. RVF shall not be required to join such action unless it has agreed to do so in writing prior to the commencement thereof, or unless deemed by a court of competent jurisdiction as a necessary party.

6.02   PATENT TERM EXTENSION. COMPANY shall consult with RVF in selecting the patent covering each Licensed Product for patent term extension for or supplementary protection certificate under in accordance with the applicable laws of any country. Each Party agrees to execute any documents and to take any additional actions as the other Party may reasonably request in connection therewith.

6.03   PATENT MARKING. To the extent commercially feasible, COMPANY will mark all Licensed Products that are manufactured or sold under this Agreement with the number of each issued patent within the Patent Rights that cover such Licensed Product(s). Any such marking will be in conformance with the patent laws and other laws of the country of manufacture or sale.

6.04   DEFENSE. COMPANY will have the first right, with prior advice and comment from RVF, to take any measures deemed appropriate by COMPANY or RVF, regarding (a) challenges to the Patent Rights (including interferences, inter partes review, post grant review, cover business method, ex parte examination, or derivation proceedings in the U.S. Patent and Trademark Office and oppositions in foreign jurisdictions) and (b) defense of the Patent Rights (including declaratory judgment actions). COMPANY shall pay all costs and expenses associated with any such measures, and shall keep RVF informed of the proceedings. RVF shall reasonably cooperate in any such measures if requested to do so by COMPANY, at COMPANY's reasonable expense. In the event that COMPANY decides not to take any action relating to a challenge to or defense of the Patent Rights that is recommended in writing by RVF or that in RVF's judgment reasonably could be expected to impair RVF's rights under the Patent Rights or this Agreement or its ability to enforce the Patent Rights generally, COMPANY shall inform RVF of such decision promptly (but no later than 30 days following receipt of RVF's recommendation). RVF shall then have the right, but not the obligation, to choose to take any such recommended action. Should RVF choose, in its sole discretion, to take such recommended action, RVF shall pay the cost of such activity, and RVF shall have the right to terminate COMPANY's license for the affected Patent Rights or to convert any exclusive license to such Patent Rights to a non-exclusive license.

6.05   THIRD PARTY LITIGATION. In the event a third party institutes a suit against COMPANY for infringement of intellectual property involving a Licensed Product, COMPANY will promptly inform RVF and keep RVF regularly informed of the proceedings. COMPANY agrees to indemnify, defend and hold harmless RVF for any claims, demands or lawsuits related thereto.

Article 7.00 – Use of Name

7.01   USE OF NAME AND LOGO. Except as otherwise provided elsewhere in this Agreement, neither Party will use for publicity, promotion or otherwise, any logo, name, trade name, service mark or trademark of the other Party or its Affiliates, or any simulation, abbreviation or adaptation of the same, or the name of any employee or agent of the other Party, without that Party's prior, written, express consent.

Article 8.00 - Confidentiality

8.01   TREATMENT OF CONFIDENTIAL INFORMATION. Except as provided for in Section 8.02 (Right to Disclose), neither Party will disclose, use or otherwise make available the other's Confidential Information during the Term and for three (3) years thereafter and will use at least the same degree of care it employs to protect its own confidential information.

8.02   RIGHT TO DISCLOSE.

(a) To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, COMPANY may disclose Confidential Information of RVF to its Sublicensees, consultants, and outside contractors on the condition that each such entity or person agrees to obligations of confidentiality and non-use at least as stringent as those herein.

(b) To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, RVF may disclose Confidential Information of COMPANY to its consultants and outside contractors on the condition that each such entity agrees to obligations of confidentiality and non-use at least as stringent as those herein.

(c) If a Party is required by law, regulation or court order to disclose any of the Confidential Information, it will have the right to do so, provided it: (i) promptly notifies the disclosing Party; and (ii) reasonably assists the disclosing Party to obtain a protective order or other remedy of disclosing Party's election and at disclosing Party's expense, and only disclose the minimum amount necessary to satisfy such obligation.

8.03   CONFIDENTIALITY OF AGREEMENTS. Except as otherwise required by law, the specific terms and conditions of this Agreement shall be Confidential Information but the existence of this Agreement will not be Confidential Information and the Parties may state that COMPANY is licensed under the Patent Rights and Know-How.

Article 9.00 – Warranties, Representations, Disclaimers and Indemnification, Covenants

9.01   REPRESENTATIONS AND WARRANTIES OF COMPANY. COMPANY warrants and represents to RVF that:

(a)   it will commit itself to a thorough, vigorous and diligent program of developing, marketing and/or sublicensing the Licensed Products;

(b)   it has independently evaluated the RVF Rights and Information and their applicability or utility in COMPANY's activities, as well as any applicable regulatory processes or proceedings, testing, and financial or performance projections, and is entering into this Agreement on the basis of its own evaluation and not in reliance of any representation or

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estimation by RVF, and assumes all risk and liability in connection with such determination;

(c)   it now maintains and will continue to maintain throughout the Term and beyond insurance coverage as set forth in Section 9.03 (Indemnification and Insurance);

(d)   the execution and delivery of this Agreement has been duly authorized and no further approval, corporate or otherwise, is required in order to execute this binding Agreement;

(e)   it shall comply and require its Sublicensees to comply with all applicable international, national and state laws, ordinances and regulations in its performance under this Agreement;

(f)   its rights and obligations under this Agreement do not conflict with any contractual obligation or court or administrative order by which it is bound; and

(g)   when executed and delivered by COMPANY, this Agreement will constitute the legal, valid and binding obligation of COMPANY, enforceable against COMPANY in accordance with its terms.

9.02   DISCLAIMERS.

(a)   EXCEPT AS SET FORTH IN THIS AGREEMENT, RVF HAS NOT MADE AND DOES NOT MAKE ANY PROMISES, COVENANTS, GUARANTEES, REPRESENTATIONS OR WARRANTIES OF ANY NATURE, DIRECTLY OR INDIRECTLY, EXPRESS, STATUTORY OR IMPLIED, INCLUDING WITHOUT LIMITATION, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SUITABILITY, DURABILITY, CONDITION, QUALITY OR ANY OTHER CHARACTERISTIC OF THE RVF RIGHTS AND INFORMATION.

(b)   RVF RIGHTS AND INFORMATION ARE PROVIDED "AS IS," "WITH ALL FAULTS" AND "WITH ALL DEFECTS," AND COMPANY EXPRESSLY WAIVES ALL RIGHTS TO MAKE ANY CLAIM WHATSOEVER AGAINST RVF FOR MISREPRESENTATION OR FOR BREACH OF PROMISE, GUARANTEE, REPRESENTATION OR WARRANTY OF ANY KIND RELATING TO THE RVF RIGHTS AND INFORMATION, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 9.06..   RVF EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES ARISING FROM ANY COURSE OF DEALING, USAGE OR TRADE PRACTICE, WITH RESPECT TO: THE SCOPE, VALIDITY OR ENFORCEABILITY OF THE RVF RIGHTS AND INFORMATION; THAT ANY PATENT WILL ISSUE BASED UPON ANY PENDING PATENT APPLICATION; OR THAT THE USE, SALE, OFFER FOR SALE OR IMPORTATION OF THE LICENSED PRODUCT WILL NOT INFRINGE OTHER INTELLECTUAL PROPERTY RIGHTS. RVF FURTHER MAKES NO REPRESENTATION OR WARRANTY TO COMPANY AS TO ANY FUTURE REGULATORY PROCESSES OR PROCEEDINGS, TESTING, OR FINANCIAL OR PERFORMANCE PROJECTIONS DELIVERED TO OR MADE AVAILABLE TO COMPANY.   NOTHING IN THIS AGREEMENT WILL BE CONSTRUED AS AN OBLIGATION FOR RVF TO BRING, PROSECUTE OR DEFEND ACTIONS REGARDING THE RVF RIGHTS AND

INFORMATION.

(c)   COMPANY AGREES THAT RVF AND ITS AFFILIATES WILL NOT BE LIABLE FOR ANY LOSS OR DAMAGE CAUSED BY OR ARISING OUT OF THE USE OR PRACTICE BY COMPANY, SUBLICENSEE OR A THIRD PARTY OF ANY RIGHTS GRANTED HEREUNDER, OR PERFORMANCE MADE BY COMPANY UNDER THIS AGREEMENT. IN NO EVENT WILL ANY PARTY'S LIABILITY OF ANY KIND INCLUDE ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE LOSSES OR DAMAGES, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. RVF'S TOTAL LIABILITY SHALL NOT EXCEED THE TOTAL AMOUNT OF ROYALTIES THAT HAVE ACTUALLY BEEN PAID TO RVF BY COMPANY AS OF THE DATE OF FILING AN ACTION AGAINST RVF THAT RESULTS IN THE SETTLEMENT OR AWARD OF DAMAGES TO COMPANY.

9.03   INDEMNIFICATION AND INSURANCE.

(a)   COMPANY will defend, indemnify and hold harmless RVF, RVF's Affiliates and their respective trustees, officers, agents, independent contractors and employees ("RVF Indemnitees") from any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including attorneys' fees, court costs and other expenses of litigation), regardless of the legal theory asserted, arising out of or connected with: (i) the practice or exercise of any rights granted hereunder by or on behalf of COMPANY or any Sublicensee; (ii) research, development, design, manufacture, distribution, use, sale, importation, exportation or other disposition of Licensed Products; and (iii) any act or omission of COMPANY hereunder, including the negligence or willful misconduct thereof or breach of the Legal Compliance Obligation in Section 11.05 (Anti-Corruption Compliance).

(b)   RVF will defend, indemnify and hold harmless COMPANY, COMPANY's Affiliates and their respective trustees, officers, agents, independent contractors and employees ("COMPANY Indemnitees") from any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including attorneys' fees, court costs and other expenses of litigation), regardless of the legal theory asserted, arising out of or connected with any material breach of this Agreement by RVF.

(c)   COMPANY will continuously carry occurrence-based liability insurance, including products liability and contractual liability, in an amount and for a time period sufficient to cover the liability assumed by COMPANY hereunder during the Term and after. In addition, such policy will name RVF and its Affiliates as additional-named insureds. The insurance coverage required herein shall not limit COMPANY's liability.

(d)   COMPANY expressly waives any right of subrogation that it may have against RVF Indemnitees resulting from any claim, demand, liability, judgment, settlement, costs, fees (including attorneys' fees) and expenses for which COMPANY is obligated to indemnify, defend and hold RVF Indemnitees harmless under this Agreement.

9.04   PROHIBITION AGAINST INCONSISTENT STATEMENTS.   COMPANY shall not make any statements, representations or warranties, or accept any liabilities or

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responsibilities whatsoever that are inconsistent with any disclaimer or limitation included in this section or any other provision of this Agreement. COMPANY shall not settle any matter that will incur liability for RVF or require RVF to make any admission of liability without RVF's prior written consent.

9.05   COVENANTS. COMPANY shall have: (i) within eighteen (18) months after the RVF Commencement Date, entered into a binding agreement with a Sublicensee with respect to a sublicensing arrangement governing Licensed Products; or (ii) within twenty-four (24) months after the RVF Commencement Date, generated revenue from the sale or sublicensing of Licensed Products in an amount of not less than $10,000.

9.06   REPRESENTATIONS AND WARRANTIES OF RVF. RVF warrants and represents to COMPANY that:

(a)   the execution and delivery of this Agreement has been duly authorized and no further approval, corporate or otherwise, is required in order to execute this binding Agreement;

(b)   it shall comply with all applicable international, national and state laws, ordinances and regulations in its performance under this Agreement;

(c)   its rights and obligations under this Agreement do not conflict with any contractual obligation or court or administrative order by which it is bound;

(d)   when executed and delivered by RVF, this Agreement will constitute the legal, valid and binding obligation of RVF, enforceable against RVF in accordance with its terms;

(e)   RVF is the sole owner of the Patent Rights;

(f)   RVF has the right to grant the license granted to COMPANY hereunder, and it has not granted to any third party any license, lien, option, encumbrance, or other contingent or non-contingent right, title, or interest in or to the Patent Rights that conflicts with the license granted to COMPANY hereunder; and

(g)   there is no settled, pending or to its knowledge threatened litigation, claim, or proceeding alleging that the Patent Rights are invalid or unenforceable.

Article 10.00 - Term and Termination

10.01 TERM. This Agreement will expire at the end of the Term.

10.02 TERMINATION FOR BREACH. If COMPANY commits a material breach of this Agreement, including without limitation, the failure to make any required royalty or fee payments hereunder or comply with the covenants set forth in Section 9.05 herein, RVF will notify COMPANY in writing of such breach and COMPANY will have thirty (30) days after such notice to cure such breach to RVF's satisfaction. If COMPANY fails to cure such breach, RVF may, at its sole discretion, terminate this Agreement in whole or in part by sending COMPANY written notice of termination.

10.03 TERMINATION FOR SUIT. RVF does not license to entities that bring suit against RVF or its Affiliates and as such, RVF may immediately terminate this Agreement if COMPANY brings any action or proceeding against RVF or its Affiliates, except for an uncured material breach of this Agreement by RVF with respect to the Patent Rights or Know-How.

10.04 INSOLVENCY OF COMPANY. This Agreement terminates immediately without an obligation of notice of termination to COMPANY in the event COMPANY ceases conducting business in the normal course, becomes insolvent or bankrupt, makes a general assignment for the benefit of creditors, admits in writing its inability to pay its debts as they are due, permits the appointment of a receiver for its business or assets or avails itself of or becomes subject to any proceeding under any statute of any governing authority relating to insolvency or the protection of rights of creditors.

10.05 SURVIVAL. The termination or expiration of this Agreement does not relieve either Party of its rights and obligations that have previously accrued. After the Term or upon earlier termination of this Agreement, all rights granted by RVF herein shall immediately revert to RVF, except that any sublicense shall continue for its term. Upon expiration or termination of this Agreement, all Confidential Information of a Party shall be returned or destruction certified, at the disclosing party's election. Rights and obligations that by their nature prescribe continuing rights and obligations shall survive the termination or expiration of this Agreement including Sections 4.02 (Accounting), 9.03 (Indemnification and Insurance), 10.05 (Survival) and Articles 7 (Use of Name), 8 (Confidentiality) and 11 (General Provisions). COMPANY, on behalf of itself and its Sublicensees, shall provide an accounting for and pay, within thirty (30) days of termination or expiration, all amounts due hereunder.

Article 11.00 - General Provisions

11.01 AMENDMENTS. This Agreement may not be amended or modified except by a writing signed by both Parties and identified as an amendment to this Agreement.

11.02 CONSTRUCTION. Each Party acknowledges that it was provided an opportunity to seek advice of counsel and as such this Agreement shall not be construed for or against either Party.

11.03 ENTIRE AGREEMENT. This Agreement constitutes the final, complete and exclusive agreement between the Parties with respect to its subject matter and supersedes all past and contemporaneous agreements, promises, and understandings, whether oral or written, between the Parties.

11.04 EXPORT CONTROL. The Parties agree not to use or otherwise export or re-export anything exchanged or transferred between them pursuant to this agreement except as authorized by United States law and the laws of the jurisdiction in which it was obtained. In particular, but without limitation, items exchanged may not be exported or re-exported (a) into any U.S. embargoed countries or (b) to anyone on the U.S. Treasury Department's list of Specially Designated Nationals or the U.S. Department of Commerce Denied Person's List or Entity List. By entering into this Agreement, each Party represents and warrants that they are not located in any such country or on any such list. Each Party also agrees that they will not use any item exchanged for any purposes prohibited by United States law, including, without limitation, the development, design, manufacture or production of missiles, or nuclear, chemical or biological weapons. In the event either Party becomes aware of any suspected violations of this paragraph that Party will promptly inform the other Party of such suspected violations, and cooperate with one another in any subsequent investigation and defense, be they civil or criminal.

11.05 ANTI-CORRUPTION COMPLIANCE. The Parties, their Affiliates, and any Sublicensee, shall conduct themselves in an ethical, lawful, businesslike and professional manner in performance of this Agreement and shall comply with all applicable laws, regulations and directives that may apply to them in the United States or elsewhere in performance of this Agreement. Without limiting the foregoing and for avoidance of doubt, COMPANY, its Affiliates, and any Sublicensee, shall obey all applicable laws or regulations in COMPANY'S applicable jurisdictions and shall also obey the U.S. Foreign Corrupt Practices Act ("FCPA") (15 USC §§ 78dd-1, et seq.) and any similar applicable anti-bribery provisions, laws or regulations (collectively, the "Legal Compliance Obligation"). Each Party shall reasonably assist the other Party to assure such compliance at all times during the term of this Agreement. COMPANY's, its Affiliates', or any Sublicensee's failure to adhere to the Legal Compliance Obligation in this section shall be grounds, with respect to such failure by COMPANY or its AFFILIATES, for RVF to terminate this Agreement immediately for cause, and with respect to such failure by a Sublicensee, for RVF to terminate the applicable sublicense immediately for cause.

11.06 GOVERNING LAW AND JURISDICTION. This Agreement is made and performed in Massachusetts. The terms and conditions of this Agreement, as well as all disputes arising under or relating to this Agreement, shall be governed by Massachusetts law, specifically excluding its choice-of-law principles, except that the interpretation, validity and enforceability of the Patent Rights will be governed by the patent laws of the country in which the patent application is pending or issued. The exclusive fora for the foregoing are the State or District Court of Suffolk County, Massachusetts, unless such action cannot by law be brought in such forum, in which case the venue required by law shall govern. Each PARTY agrees unconditionally that it is personally subject to the jurisdiction of such courts.

11.07 HEADINGS. The headings of articles and sections used in this document are for convenience of reference only.

11.08 INDEPENDENT CONTRACTORS. It is mutually understood and agreed that the relationship between the Parties is that of independent contractors. Neither Party is the agent, employee, or servant of the other. Except as specifically set forth herein, neither Party shall have nor exercise any control or direction over the methods by which the other Party performs work or obligations under this Agreement. Further, nothing in this Agreement is intended to create any partnership, joint venture, lease or equity relationship, expressly or by implication, between the Parties.

11.09 LIMITATION OF RIGHTS CREATED. This Agreement is personal to the Parties and shall be binding on and inure to the sole benefit of the Parties and their permitted successors and assigns and shall not be construed as conferring any rights to any third party.

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11.10 NO ASSIGNMENT. Neither Party may assign its rights hereunder to any third party without the prior written consent of the other Party; provided, that a Party may assign its rights without the prior written consent of the other Party to any affiliate or other entity that controls, is controlled by or is under common control with such Party. Any purported assignment in violation of this clause is void. Such written consent, if given, shall not in any manner relieve the assignor from liability for the performance of this Agreement by its assignee.

11.11 NOTICES. All notices and other business communications between the Parties related to this Agreement shall be in writing, sent by certified mail, addressed as follows:

To RVF: ReelView Fishing, Inc.
Attn: Dustin Alinger, CEO
Email: dustin@reelviewfishing.com
To COMPANY: TSL Cables, Inc.
Attn: Tom Milnes, CEO
Email:

11.12 SEVERABILITY. In the event any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect as if the invalid or unenforceable provision had never been a part of the Agreement.

11.13 WAIVER. The failure of either Party to complain of any default by the other Party or to enforce any of such Party's rights, no matter how long such failure may continue, will not constitute a waiver of the Party's rights under this Agreement. The waiver by either Party of any breach of any provision of this Agreement shall not be construed as a waiver of any subsequent breach of the same or any other provision. No part of this Agreement may be waived except by the further written agreement of the Parties.

[Signature Page Follows.]

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This Agreement may be executed in any number of counterparts which, when taken together, will constitute an original, and photocopy, DocuSign, electronic or other copies shall have the same effect for all purposes as an ink-signed original. Each Party hereto consents to be bound by photocopy, DocuSign, or electronic signatures of such Party's authorized representative hereto.

ReelView Fishing, Inc.	TSL Cables, Inc.
By: DocuSigned by: Dustin Alinger D3975A73C1A44C5...	By: DocuSigned by: Thomas B. Milnes DEC74C9A9B7E49B...
Name: Dustin Alinger	Name: Thomas B. Milnes
Title: President	Title: President
Date: 6/30/2022	Date: 6/30/2022

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EXHIBIT K
Resource Sharing Agreement between the Company and TSL Cables, Inc.
See Attached

<u>**Resource Sharing Agreement**</u>

ReelView Fishing, Inc. ("ReelView") and TSL Cables, Inc. ("TSL") desire to enter in to an agreement for the purchase, operation, and shared use of various cable making and cable testing equipment.

<u>**Recitals:**</u>
TSL owns a network analyzer.

ReelView is in the process of purchasing, housing, and operating one or more tubular stranders, a textile twisting machine, and other related equipment for cable making and testing, which it will use to further develop its electrical transmission line technologies and also for production.

ReelView would benefit from the use of the network analyzer that TSL owns for developing its electrical transmission line technologies, and such improvements are also beneficial to TSL as a licensee of that technology.

TSL would benefit from being able to use the stranding, twisting, and related equipment that ReelView is in the process of buying for making protype and production cables using the technology it has licensed from ReelView, and as such TSL desires to financially assist ReelView in purchasing a complement of machines with sufficient capabilities and capacity to meet both parties' needs.

<u>**Therefores:**</u>
TSL will pay ReelView a one-time lump sum of $65756.18 and make its network analyzer available to ReelView full-time, and in return ReelView will make available to TSL one quarter of one tubular strander's full uptime, and one quarter of the uptime of the textile twisting machine and all other associated equipment to produce and test cables, at the direction of TSL. TSL will be responsible for providing its own raw materials or paying ReelView for them and any related shipping costs. ReelView will cover all expenses related to labor, electricity, housing of the machines, insurance, cable testing, etc.. ReelView will make machine time available to TSL on reasonable notice, which may involve delays of several days while ReelView completes runs of line of its own. The quarter time may be used all at once or spaced evenly over time, or averaged over a quarter, and may vary over time, based on the reasonable needs of both parties. Unused time from one quarter will not carry over to another quarter, unless ReelView decides in its sole discretion to accommodate such a request based on its own capacity needs.

<u>**Duration:**</u>
The Term of this agreement will be five years from the first production of cable made at TSL's request. By or before the end of this Term, the parties may elect to extend the Term, modify the agreement, or let it expire. On expiration the network analyzer and any raw materials

purchased by TSL would be returned to TSL, and ReelView would keep the cash consideration and all other equipment contemplated here.

Related-Party Notes:

Dustin Alinger is President of ReelView and also a shareholder and board member of TSL. Thomas Milnes is President of TSL and also a shareholder and board member of ReelView. For the purposes of this document Dustin Alinger will be signing solely in his capacity as President of ReelView, and Thomas Milnes will be signing solely in his capacity as President of TSL. Both signors, in their respective roles, believe this agreement to be good and fair for their respective companies.

Signatures:

Dustin Alinger
President, ReelView Fishing, Inc.

Signature: _Dustin Alinger_____

Date: ___5/31/2023_____

Thomas B. Milnes
President, TSL Cables, Inc.

Signature: ___Thomas B Milnes_____

Date: ___**05/31/2023**_____